This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

under the Securities Act of 1933
Registration No. 333-109570
SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2003
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 16, 2003

4,500,000 Shares

Big 5 Sporting Goods Corporation

Common Stock

          The shares of common stock are being sold by the selling stockholder. We will not receive any proceeds from the shares of common stock sold by the selling stockholder.

          Our common stock is listed on The Nasdaq National Market under the symbol “BGFV.” On November 5, 2003, the last reported sale price was $19.36 per share.

          The underwriters have an option to purchase a maximum of 675,000 additional shares from the selling stockholder to cover over-allotments of shares.

          Investing in our common stock involves risks. See “Risk Factors” on page 2 of the accompanying prospectus.

		Underwriting	Proceeds to
		Discounts and	Selling
	Price to Public	Commissions	Stockholder

Per Share	$	$	$
Total	$	$	$

          Delivery of the shares of common stock will be made on or about                           , 2003.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager	Joint Lead Manager

Credit Suisse First Boston	U.S. Bancorp Piper Jaffray

Jefferies & Company, Inc.	Stephens Inc.

SunTrust Robinson Humphrey	Wells Fargo Securities, LLC	First Albany Capital

The date of this prospectus supplement is                                     , 2003.

DESCRIPTION OF ARTWORK:

The inside front cover contains a map of the western half of the United States with dots indicating store locations. The heading of the map states “THE LEADING SPORTING GOODS RETAILER IN THE WESTERN UNITED STATES”. There is a legend on the top right hand side of the map that indicates the states in which we operate and the number of stores in each state.

Below the map there are two photographs of front entrances to Big 5 Sporting Goods stores.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Supplement Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, and elsewhere in this prospectus supplement constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus supplement to conform these statements to actual results. Our forward-looking statements in this prospectus supplement include, but are not limited to, statements relating to:

•	our business strategy;

•	our plans and ability to open new stores that are profitable;

•	our plans and ability to meet the requirements of our debt instruments and other financial commitments;

•	our estimates regarding capital requirements; and

•	any of our other plans, objectives, expectations and intentions contained in this prospectus supplement that are not historical facts.

      Factors that may cause our actual results to differ materially from our forward-looking statements include, among others, changes in general economic and business conditions and the risks and other factors set forth in “Risk Factors” on page 2 of the accompanying prospectus.

ii

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context otherwise requires:

•	“we,” “us,” “our,” “the Company” and “Big 5” refer to Big 5 Sporting Goods Corporation and its subsidiaries;

•	references to our fiscal years are to the 52 or 53 week reporting period ending on the Sunday closest to the calendar year end;

•	all share information in this prospectus supplement is based on the number of shares outstanding at September 28, 2003; and

•	all information in this prospectus supplement assumes that the underwriters will not exercise the over-allotment option that the selling stockholder has granted to them.

      We are a holding company incorporated in Delaware on October 31, 1997. We conduct our business through Big 5 Corp., a wholly-owned subsidiary incorporated in Delaware on October 27, 1997.

Big 5 Sporting Goods Corporation

      We are the leading sporting goods retailer in the western United States, operating 282 stores in 10 states under the “Big 5 Sporting Goods” name at September 28, 2003. We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. We believe that over the past 48 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive net sales and build brand awareness.

      Founded in 1955, our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. As of September 28, 2003, we have realized 31 consecutive quarterly increases in same store sales over comparable prior periods. All but one of our stores has generated positive store-level operating profit in each of the past five fiscal years. From the fiscal year ended January 3, 1999 through the fiscal year ended December 29, 2002, our net sales and operating income have increased at compounded annual growth rates of 8.0% and 14.9%, respectively. We believe our success can be attributed to one of the most experienced management teams in the sporting goods industry, a value-based and execution-driven operating philosophy, a controlled growth strategy and a proven business model.

Competitive Strengths

      We believe we have been successful due to the following competitive strengths:

      Leading Position in Established Markets. We are the market leader in the western United States, operating more than three times as many stores in both California and Oregon, and more than twice as many stores in both Washington and Nevada, as any of our full-line sporting goods competitors.

      Proven Store Format. Our typical store averages 11,000 square feet, is conveniently located near our target customers in either a free-standing location or a multi-store shopping center and is designed to minimize operating and maintenance costs. Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability. Our format has also resulted in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $229 for the twelve months ended September 28, 2003.

      Superior Merchandising Capabilities. We have developed considerable expertise in identifying, stocking and selling a broad assortment of full-line sporting goods at competitive prices. Our buyers average 18 years of experience with us and work closely with senior management to determine product selection, promotion and pricing. In addition to our buyers’ experience, we utilize an integrated merchandising, distribution, point-of-sale and financial information system to continuously improve our merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

      Extensive Advertising Programs and Expertise. Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 13 million newspaper inserts and mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

      Significant Management Experience. We believe the experience, commitment and tenure of our professional staff provide a substantial competitive advantage. We were co-founded in 1955 by Robert W. Miller, currently our Chairman Emeritus, and are managed today by his son, Steven G. Miller, our Chairman, President and Chief Executive Officer, who has worked at our company for 34 years. Our senior-level managers have worked at our company for an average of 26 years.

      Consistent Growth and Strong Cash Flow. We have been able to generate consistent growth, expand margins and increase our profitability because of our extensive experience, our proven strategy and steady execution of our business model. Our consistent net sales growth combined with improved purchasing, inventory management and economies of scale have enabled us to increase our gross margin from 32.8% in fiscal 1998 to 35.9% in the twelve months ended September 28, 2003, and increase our operating margins from 6.2% in fiscal 1998 to 8.1% for the twelve months ended September 28, 2003. As of September 28, 2003, we have realized 31 consecutive quarterly increases in same store sales over comparable prior periods.

      Strong Returns on New Store Openings. Throughout our history, we have sought to expand with the addition of new stores through a disciplined strategy of controlled growth. We have typically utilized cash generated by our operations to invest in new stores. New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our new stores become profitable. Based on our operating experience, a new store typically achieves store-level cash-on-cash returns of approximately 40% in its first full fiscal year of operation.

Our Strategy

      Our objective is to build upon these competitive strengths to profitably grow our business and further advance our position as the leading sporting goods retailer in the western United States. We intend to accomplish this by:

•	continuing our dedicated focus on execution;

•	profitably expanding our store base;

•	generating net sales growth through our distinctive merchandise mix and advertising programs; and

•	enhancing profitability through increased operating efficiencies.

Recent Developments

      Senior Note Redemption. On November 5, 2003, we announced that we, through our wholly-owned subsidiary, Big 5 Corp., will redeem $35 million principal amount of our 10.875% senior notes due 2007, using borrowings available under our revolving credit facility. At September 28, 2003, loans under the credit facility bore interest at a rate of LIBOR (1.12% at September 28, 2003) plus 1.50% or the JPMorgan Chase Bank prime lending rate (4.00% at September 28, 2003). Following the redemption, which is scheduled to be completed in early December 2003, the outstanding balance of our 10.875% senior notes will be reduced to $48.1 million of face amount from an original face amount of $131 million when the notes were issued in November 1997. The redemption price is 103.65% of face value plus accrued but unpaid interest, as provided by the terms of the indenture governing the 10.875% senior notes. We expect that, in connection with this redemption, we will recognize an after-tax charge in the fourth quarter of fiscal 2003 of approximately $1.2 million, or $0.05 per diluted share, relating to the premium and the write-off of unamortized financing fees and original issue discount.

      Earnings Guidance. We expect to realize same store sales growth in the low to mid single-digit range for the fourth quarter of fiscal 2003, resulting in earnings per diluted share in the range of $0.39 to $0.43. For the fiscal year ending December 28, 2003, we currently expect to realize same store sales growth for the fiscal year in the low single-digit range, resulting in earnings per diluted share of $1.12 to $1.16. The quarterly estimate of earnings per diluted share includes a $0.05 per diluted share charge that we expect to incur in connection with our upcoming redemption of $35.0 million face amount of our 10.875% senior notes due 2007. The full-year estimate of earnings per diluted share includes the $0.04 per diluted share charge incurred with the redemption of $20.0 million face amount of our senior notes in the first quarter of fiscal 2003 and the expected $0.05 per diluted share charge in connection with the scheduled fourth quarter fiscal 2003 redemption.

      Our principal executive offices are located at 2525 East El Segundo Boulevard, El Segundo, California 90245 and our telephone number is (310) 536-0611. Our Internet site address is www.big5sportinggoods.com. The information on our web site does not constitute a part of this prospectus supplement.

The Offering

Common stock offered by the selling stockholder	4,500,000 shares

Over-allotment option	The underwriters have an option to purchase a maximum of 675,000 additional shares from the selling stockholder to cover over-allotments of shares.

Common stock outstanding after this offering	22,663,927 shares(1)

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder in this offering.

The Nasdaq National Market symbol	BGFV

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares of common stock outstanding as of September 28, 2003. This number does not include:

•	an aggregate of 400,800 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plan, 20,875 of which are exercisable within 60 days of September 28, 2003; and

•	3,244,200 shares of common stock available for future issuance under our stock option plan.

Summary Consolidated Financial and Other Data

      The summary data presented below under the caption “Statements of Operations Data” for the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002 are derived from our audited consolidated financial statements, which financial statements have been audited by KPMG LLP, independent auditors. The summary data presented below under the caption “Statement of Operations Data” for the fiscal years ended January 3, 1999 and January 2, 2000 have been derived from our consolidated financial statements and have been reclassified to conform with the adoption of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Prior to this reclassification, the consolidated financial statements as of and for the fiscal years ended January 3, 1999 and January 2, 2000 were audited by KPMG, LLP, independent auditors. The consolidated financial statements as of December 30, 2001 and December 29, 2002 and for each of the years ended December 31, 2000, December 30, 2001 and December 29, 2002 and the report thereon are included elsewhere in the prospectus supplement. The summary data presented below for the 39 weeks ended September 29, 2002 and September 28, 2003 and as of September 28, 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not indicative of our results for a full year’s operations. The information presented below under the captions “Pro Forma Net Income,” “Store Data” and “Other Financial Data” is unaudited. You should read the following tables in conjunction with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus supplement.

	Fiscal Year (1)					39 Weeks Ended

						September 29,	September 28,
	1998	1999	2000	2001	2002	2002	2003

	(Dollars and shares in thousands, except per share and store data)
Statement of Operations Data:
Net Sales	$491,430	$514,324	$571,476	$622,481	$667,469	$490,749	$517,917
Gross profit	161,187	172,472	194,436	214,802	237,611	173,747	185,657
Operating income	30,240	31,771	40,393	42,212	52,777	34,220	38,038
Net income	4,506	5,825	11,148	14,965	19,082	10,255	16,409
Net income available to common stockholders					$11,083	$2,256	$16,409

Earnings per share:
Basic					$0.60	$0.13	$0.72

Diluted					$0.57	$0.12	$0.72

Shares used to calculate earnings per share:
Basic					18,358	17,202	22,646

Diluted					19,476	18,414	22,720

Pro Forma Net Income(2):
Pro forma net income available to common stockholders					$24,598	$15,771	$17,284
Pro forma earnings per share:
Basic					$1.14	$0.71	$0.76

Diluted					$1.09	$0.70	$0.76

Weighted average shares of common stock:
Basic					21,546	22,178	22,646

Diluted					22,664	22,664	22,720

	Fiscal Year (1)					39 Weeks Ended

						September 29,	September 28,
	1998	1999	2000	2001	2002	2002	2003

	(Dollars and shares in thousands, except per share and store data)
Store Data:
Same store sales increase(3)	5.2%	2.0%	6.6%	4.9%	4.0%	5.4%	1.6%
Net sales per gross square foot(4)	$206	$203	$217	$224	$227	$166	$170
End of period stores	221	234	249	260	275	265	282
Average net sales per store(5)	$2,313	$2,285	$2,405	$2,448	$2,541	$1,858	$1,906
Other Financial Data:
Gross margin	32.8%	33.5%	34.0%	34.5%	35.6%	35.4%	35.8%
Capital expenditures	8,500	13,075	11,602	10,510	10,207	4,448	4,810
Inventory turns(6)	2.1	2.1	2.2	2.4	2.5

As of
September 28, 2003

(Amounts in thousands)
Cash and cash equivalents	$5,950
Working capital(7)	83,519
Total assets	255,026
Total debt	116,296
Stockholders’ equity	20,083

(1)	Our fiscal year is the 52 or 53-week reporting period ending on the Sunday closest to the calendar year end. Fiscal 1998 consisted of 53 weeks as compared to 52 weeks for each of fiscal years 1999, 2000, 2001 and 2002.

(2)	In the second quarter of 2002, we completed an initial public offering of 8.1 million shares of common stock, of which 1.6 million shares were sold by selling stockholders. In the third quarter of 2002, our underwriters exercised their right to purchase an additional 1.2 million shares through their over-allotment option, of which 0.5 million shares were sold by selling stockholders. With net proceeds of $76.1 million from the offering and total net proceeds of $84.0 million after exercise of the underwriters’ over-allotment option, and together with borrowings under our credit facility, we redeemed all of our outstanding senior discount notes and preferred stock, paid bonuses to executive officers and directors which were funded by a reduction in the redemption price otherwise applicable to our preferred stock and repurchased 0.5 million shares of our common stock from non-executive employees. All uses of proceeds, other than the payment of a portion of the bonuses related to the initial public offering and certain initial public offering costs, occurred in the third quarter of fiscal 2002.

Our accompanying statements of operations report net income and earnings per diluted share in accordance with GAAP. In addition, we internally use pro forma reporting to evaluate our operating performance without regard to certain non-recurring financial effects of the initial public offering in 2002, including the exercise of the underwriters’ over-allotment option, or certain financial effects of the 2003 partial senior note redemption. We believe this presentation will provide investors with additional insight into our operating results. The pro forma figures assume that the initial public offering took place at the beginning of 2002 and exclude the effects of certain initial public offering related expenses and debt redemption premiums. The following table contains a reconciliation of the pro forma adjustments to GAAP for fiscal year 2002 and the 39 weeks ended September 29, 2002 and September 28, 2003. There were no pro forma adjustments related to the initial public offering or debt redemption for the 13 weeks ended September 28, 2003.

		39 Weeks Ended

	Fiscal Year 2002(1)	September 29, 2002	September 28, 2003

	(In thousands except earnings per share data)
Reported net income available to common stockholders	$11,083	$2,256	$16,409
Redeemable preferred stock dividends(a)	7,999	7,999	—

Reported net income	19,082	10,255	16,409
Bonus expense(b)	1,962	1,962	—
Management fees(c)	1,044	1,044	—
Interest expense(d)	1,775	1,775	—
Premium and unamortized financing fees related to redemption of debt(e)	4,557	4,557	1,483
Income taxes(f)	(3,822)	(3,822)	(608)

Pro forma net income available to common stockholders	$24,598	$15,771	$17,284

Pro forma earnings per share — diluted	$1.09	$0.70	$0.76

Pro forma weighted average shares outstanding — diluted	22,664	22,664	22,720
Reported operating income	$52,777	$34,220	$38,038
Bonus expense(b)	1,962	1,962	—
Management fees(c)	1,044	1,044	—

Pro forma operating income	$55,783	$37,226	$38,038

(a)	To eliminate dividends and redemption premium on preferred stock redeemed in connection with the initial public offering.

(b)	To eliminate the payment of bonuses that was funded through a reduction of the redemption price that would otherwise have been applicable to redemption of the Company’s outstanding preferred stock.

(c)	To eliminate management services agreement fees and the management services agreement termination cost incurred in connection with the initial public offering.

(d)	To eliminate interest expense and amortization of debt issue costs associated with the senior discount notes redeemed in connection with the initial public offering and to reflect interest expense on incremental borrowings under the credit facility.

(e)	To eliminate the premium and unamortized financing fees associated with the 2003 partial redemption of senior notes (2003 adjustment only) and the redemption of the senior discount notes in connection with the initial public offering (2002 adjustment only).

(f)	To reflect tax expense (benefit) for items (b) through (e) noted above at the effective tax rate.

(3)	Same store sales data for a period presented reflect net sales for stores open throughout that period as well as the corresponding prior period.

(4)	Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square footage for those stores.

(5)	Average net sales per store is calculated by dividing net sales for stores open the entire period by total store count for stores open the entire period.

(6)	Inventory turns equal fiscal year cost of goods sold, buying and occupancy costs divided by fiscal year four-quarter average FIFO (first-in, first-out) inventory balances.

(7)	Working capital is defined as current assets less current liabilities.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder. All of such proceeds will belong to the selling stockholder.

COMMON STOCK PRICE RANGE AND DIVIDENDS

      Our common stock, par value $0.01 per share, has been traded on The Nasdaq National Market under the symbol “BGFV” since June 25, 2002. The following table sets forth the high and low closing prices per share of our common stock as reported on The Nasdaq National Market for each of our fiscal quarters from June 30, 2002 through November 5, 2003.

	High	Low

Fiscal Year Ended December 29, 2002
Second Quarter (beginning June 25, 2002)	$14.29	$13.06
Third Quarter	13.95	8.90
Fourth Quarter	14.10	8.60
Fiscal Year Ended December 28, 2003
First Quarter	11.74	8.34
Second Quarter	14.42	11.03
Third Quarter	17.03	12.58
Fourth Quarter (through November 5, 2003)	19.51	15.05

      We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, we do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Big 5 Corp., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. The agreement governing our credit facility and the indenture governing our senior notes impose restrictions on Big 5 Corp.’s ability to make these payments. For example, Big 5 Corp.’s ability to pay dividends or make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

      We will not receive any proceeds from this offering and thus this offering will not change our capitalization. The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 28, 2003, on an actual and pro forma basis reflecting the partial senior note redemption announced on November 5, 2003 and which is expected to be consummated in early December, 2003. We urge you to read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Capital Stock” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus supplement.

	As of
	September 28, 2003

	Actual	Pro Forma(1)

	(Unaudited)
	(Dollars in millions)
Cash and cash equivalents	$6.0	$6.0
Total debt:
Revolving credit facility(2)	33.4	69.7
10.875% senior notes due 2007	82.9	48.0

Total debt	$116.3	$117.7

Stockholders’ equity:
Common stock, $0.01 par value per share, 50,000,000 shares authorized, 22,663,927 shares issued and outstanding	$0.2	$0.2
Additional paid-in capital	84.0	84.0
Accumulated deficit	(64.1)	(65.2)

Total stockholders’ equity	20.1	19.0

Total capitalization	$136.4	$136.7

(1)	The pro forma capitalization gives effect to the redemption of $35 million principal amount of our 10.875% senior notes due 2007, using borrowings available under our revolving credit facility, currently scheduled to occur on December 5, 2003, as if such redemption had occurred on September 28, 2003. See “Prospectus Supplement Summary — Recent Developments.”

(2)	Our revolving credit facility bears interest at various rates based on our performance, with a floor of LIBOR plus 1.50% or the JPMorgan Chase Bank prime lending rate and a ceiling of LIBOR plus 2.50% or the JPMorgan Chase Bank prime lending rate plus 0.75%. At September 28, 2003, loans under the revolving credit facility bore interest at a rate of LIBOR (1.12% at September 28, 2003) plus 1.50% or the JPMorgan Chase Bank prime lending rate (4.00% at September 28, 2003). Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the revolving credit facility amounted to $67.3 million at September 28, 2003. As of September 28, 2003, on a pro forma basis reflecting the partial senior note redemption, available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the revolving credit facility would have been $31.0 million.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The selected data presented below under the captions “Statements of Operations Data” and “Balance Sheet Data” for, and as of the end of, the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002 are derived from our audited consolidated financial statements, which financial statements have been audited by KPMG LLP, independent auditors. The selected data presented below under the captions “Statement of Operations” and “Balance Sheet Data” for, and as of the end of, the fiscal years ended January 3, 1999 and January 2, 2000 have been derived from our consolidated financial statements and have been reclassified to conform with the adoption of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Prior to this reclassification, the consolidated financial statements as of and for the fiscal years ended January 3, 1999 and January 2, 2000 were audited by KPMG, LLP, independent auditors. The consolidated financial statements as of December 30, 2001 and December 29, 2002 and for each of the years ended December 31, 2000, December 30, 2001 and December 29, 2002 and the report thereon are included elsewhere in this prospectus supplement. The selected data presented below for the 39 weeks ended September 29, 2002 and September 28, 2003 and as of September 28, 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not indicative of our results for a full year’s operations. The information presented below under the captions “Store Data” and “Other Financial Data” is unaudited. You should read the following tables in conjunction with the financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus supplement.

						39 Weeks Ended
	Fiscal Year(1)
						September 29,	September 28,
	1998	1999	2000	2001	2002	2002	2003

	(Dollars and shares in thousands, except per share and store data)
Statement of Operations Data:
Net Sales	$491,430	$514,324	$571,476	$622,481	$667,469	$490,749	$517,917
Cost of goods sold, buying and occupancy	330,243	341,852	377,040	407,679	429,858	317,002	332,260

Gross profit	161,187	172,472	194,436	214,802	237,611	173,747	185,657
Operating expenses:
Selling and administrative	122,057	131,222	144,703	160,044	174,868	132,370	139,991
Litigation settlement	—	—	—	2,515	—	—	—
Depreciation and amortization	8,890	9,479	9,340	10,031	9,966	7,157	7,628

Total operating expenses	130,947	140,701	154,043	172,590	184,834	139,527	147,619

Operating income	30,240	31,771	40,393	42,212	52,777	34,220	38,038
Premium (discount) and unamortized financing fees related to redemption of debt	(133)	621	(148)	(2,662)	4,557	4,557	1,483
Interest expense, net	22,975	21,574	22,008	19,629	15,825	12,298	8,744

Income before income taxes	7,398	9,576	18,533	25,245	32,395	17,365	27,811
Income taxes	2,892	3,751	7,385	10,280	13,313	7,110	11,402

Net income	4,506	5,825	11,148	14,965	19,082	10,255	16,409
Redeemable preferred stock dividends	5,036	5,621	6,400	7,284	7,999	7,999	—

Net income (loss) available to common stockholders	$(530)	$204	$4,748	$7,681	$11,083	$2,256	$16,409

						39 Weeks Ended
	Fiscal Year(1)
						September 29,	September 28,
	1998	1999	2000	2001	2002	2002	2003

	(Dollars and shares in thousands, except per share and store data)
Earnings (loss) per share:
Basic(7)	$(0.04)	$0.02	$0.35	$0.54	$0.60	$0.13	$0.72

Diluted	$(0.04)	$0.01	$0.30	$0.48	$0.57	$0.12	$0.72

Shares used to calculate earnings per share:
Basic(7)	12,124	12,801	13,525	14,247	18,358	17,202	22,646

Diluted	15,667	16,098	16,094	16,090	19,476	18,414	22,720

Store Data:
Same store sales increase(2)	5.2%	2.0%	6.6%	4.9%	4.0%	5.4%	1.6%
Net sales per gross square foot(3)	$206	$203	$217	$224	$227	$166	$170
End of period stores	221	234	249	260	275	265	282
Average net sales per store(4)	$2,313	$2,285	$2,405	$2,448	$2,541	$1,858	$1,906
Other Financial Data:
Gross margin	32.8%	33.5%	34.0%	34.5%	35.6%	35.4%	35.8%
Capital expenditures	$8,500	$13,075	$11,602	$10,510	$10,207	$4,448	$4,810
Inventory turns(5)	2.1	2.1	2.2	2.4	2.5
Balance Sheet Data:
Cash and cash equivalents	$6,455	$5,091	$3,753	$7,865	$9,441	$6,562	$5,950
Working capital(6)	66,873	71,289	69,427	66,292	72,767	85,896	83,519
Total assets(7)	223,857	234,917	254,433	253,883	257,975	252,865	255,026
Total debt	176,591	178,446	172,098	153,351	125,131	147,985	116,296
Redeemable preferred stock	39,866	45,408	51,721	58,911	—	—	—
Stockholders’ equity (deficit)(7)	(97,051)	(96,851)	(92,105)	(84,425)	3,674	(3,044)	20,083

(1)	Our fiscal year is the 52 or 53-week reporting period ending on the Sunday closest to the calendar year end. Fiscal 1998 consisted of 53 weeks as compared to 52 weeks for each of fiscal years 1999, 2000, 2001 and 2002.

(2)	Same store sales data for a fiscal year presented reflects stores open throughout that fiscal year and the prior fiscal year.

(3)	Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square footage for those stores.

(4)	Average net sales per store is calculated by dividing net sales for stores open the entire period by total store count for stores open the entire period.

(5)	Inventory turns equal fiscal year cost of goods sold, buying and occupancy costs divided by fiscal year four-quarter average FIFO (first-in, first-out) inventory balances.

(6)	Working capital is defined as current assets less current liabilities.

(7)	Total assets, stockholders’ equity (deficit), basic earnings per share and shares used to calculate basic earnings per share have been restated for the fiscal years 1998, 1999, 2000 and 2001 as a result of matters discussed in note 19 to the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Throughout this section, our fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002 are referred to as fiscal 2000, fiscal 2001 and fiscal 2002, respectively. The following discussion and analysis of our financial condition and results of operations for fiscal 2000, fiscal 2001 and fiscal 2002 and for the thirteen weeks and thirty-nine weeks ended September 29, 2002 and September 28, 2003 should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus supplement. The results of the interim periods are not necessarily indicative of results for the entire fiscal year. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus supplement, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risk and uncertainties. You should review the “Risk Factors” set forth in the accompanying prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

      We are the leading sporting goods retailer in the western United States, operating 282 stores in 10 states under the “Big 5 Sporting Goods” name at September 28, 2003. We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating. We believe over the past 48 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that delivers consistent value on quality merchandise.

      Throughout our 48-year history, we have emphasized controlled growth. The following table summarizes our store count for the periods presented:

				39 Week Period
	Fiscal Year			Ended

	2000	2001	2002	September 28, 2003

Big 5 Sporting Goods stores
Beginning of period	234	249	260	275
New stores(1)	15	15	15	8
Stores relocated	—	(4)	—	—
Stores closed	—	—	—	(1)

End of period	249	260	275	282

(1)	Stores that are relocated during any period are classified as new stores.

Basis of Reporting

Net Sales

      Net sales consist of sales from all stores operated during the period presented, net of merchandise returns. Same store sales for a period reflect net sales from stores operated throughout that period as well as the corresponding prior period. New store sales for a period reflect net sales from stores opened in that period as well as net sales from stores opened during the prior fiscal year. Stores that are relocated during any period are treated as new stores.

Gross Profit

      Gross profit is comprised of net sales less all costs of sales, including the cost of merchandise, inventory markdowns, inventory shrinkage, inbound freight, distribution and warehousing, payroll for our buying personnel and store and corporate office occupancy costs. Store and corporate office occupancy costs include rent, contingent rents, common area maintenance, real estate property taxes and property insurance.

Selling and Administrative

      Selling and administrative includes store management and corporate expenses, including non-buying personnel payroll, employment taxes, employee benefits, management information systems, advertising, insurance other than property insurance, legal, store pre-opening expenses and other corporate level expenses. Store pre-opening expenses include store-level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Depreciation and Amortization

      Depreciation and amortization consists primarily of the depreciation of leasehold improvements, fixtures and equipment owned by us, amortization of leasehold interest and goodwill (for periods prior to fiscal 2002) and non-cash rent expense.

Discussion of Critical Accounting Policies

      In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition.

Valuation of Inventory

      We value our inventories at the lower of cost or market using the weighted average cost method that approximates the first-in, first-out (FIFO) method. Management has evaluated the current level of inventories in comparison to planned sales volume and other factors and, based on this evaluation, has recorded adjustments to inventory and cost of goods sold for estimated decreases in inventory value. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from our expectations. We are not aware of any events or changes in demand or price that would indicate to us that our inventory valuation may be inaccurate at this time.

Valuation of Long-Lived Assets

      Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by us to be generated by these assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. We are not aware of any events or changes in circumstances that would indicate to us that our long-lived assets are impaired or that would require an impairment consideration at this time.

Results of Operations

      The following table sets forth selected items from our operating results as a percentage of our net sales for the periods indicated:

				39 Weeks Ended		13 Weeks Ended
	Fiscal Year
				September 29,	September 28,	September 29,	September 28,
	2000	2001	2002	2002	2003	2002	2003

Statement of Operating Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of sales	66.0	65.5	64.4	64.6	64.2	65.4	64.4

Gross profit	34.0	34.5	35.6	35.4	35.8	34.6	35.6
Selling and administrative	25.3	25.7	26.2	27.0	27.0	26.0	26.4
Litigation settlement	—	0.4	—	—	—	—	—
Depreciation and amortization	1.6	1.6	1.5	1.4	1.5	1.4	1.4

Operating income	7.1	6.8	7.9	7.0	7.3	7.2	7.8
Premium and unamortized financing fees related to redemption of debt	—	(0.4)	0.7	1.0	0.2	2.6	—
Interest expense, net	3.9	3.2	2.4	2.5	1.7	2.1	1.6

Income before income taxes	3.2	4.0	4.8	3.5	5.4	2.5	6.2
Income taxes	1.3	1.6	1.9	1.4	2.2	1.0	2.5

Net income	1.9%	2.4%	2.9%	2.1%	3.2%	1.5%	3.7%

13 Weeks Ended September 28, 2003 Compared to 13 Weeks Ended September 29, 2002

      Net Sales. Net sales increased by $12.4 million, or 7.2%, to $183.3 million in the 13 weeks ended September 28, 2003 from $170.9 million in the same period last year. This growth reflected an increase of $5.6 million in same store sales and an increase of $7.1 million in new store sales, which reflected the opening of 21 new stores since June 30, 2002. The remaining variance was attributable to net sales from closed stores. Same store sales increased 3.3% in the 13 weeks ended September 28, 2003 versus the same period last year, representing the thirty-first consecutive quarterly increase in same store sales over comparable prior periods. This 3.3% increase in same store sales was attributable to higher sales in each of our three major product categories of footwear, hard goods and apparel, with the apparel category providing the strongest performance. Store count at September 28, 2003 was 282 versus 265 at September 29, 2002. We opened seven new stores in the 13 weeks ended September 28, 2003 and we opened four new stores in the 13 weeks ended September 29, 2002. We expect to open eleven new stores during the remainder of fiscal 2003. Subsequent to September 28, 2003, there were a significant number of fires throughout the Southern California region. While we initially saw a slight decrease in our sales as a result of the fires, we do not believe these fires will have a significant impact on our fourth quarter or full fiscal year sales.

      Gross Profit. Gross profit increased by $6.1 million, or 10.3%, to $65.2 million in the 13 weeks ended September 28, 2003 from $59.1 million in the same period last year. Gross profit margin was 35.6% in the 13 weeks ended September 28, 2003 compared to 34.6% in the same period last year. We were able to achieve higher gross profit margins primarily due to improved product selling margin comparisons in each of our three major product categories. These increases were partially offset by a 0.1% increase in distribution costs when measured as a percentage of sales resulting primarily from increased trucking-related costs.

      Selling and Administrative. Selling and administrative expenses increased by $3.8 million, or 8.8%, to $48.3 million in the 13 weeks ended September 28, 2003 from $44.5 million in the same period last year. The increase was driven by a $2.5 million increase in store-related expenses primarily resulting from the need to support our store growth, increased employee health benefit costs, increased workers’ compensation costs and higher credit and debit card fees related to increased use of credit and debit cards by our customers. Our advertising expenses increased by $1.6 million due to a difference in the timing of advertising expenses, an increase in the number of stores since the same period last year, and a printing cost credit recorded in the third quarter of last year. These absolute and percentage increases in selling and administrative were not as high as they otherwise might have been, because during the 13 weeks ended September 29, 2002, we incurred expenses in connection with our IPO. These expenses include bonuses paid to our executive officers and directors which totaled $0.5 million and were funded through a reduction of the redemption price that would otherwise have been applicable to the redemption of our outstanding preferred stock. When measured as a percentage of net sales, selling and administrative expenses were 26.4% for the 13 weeks ended September 28, 2003 compared to 26.0%, including IPO related expenses, for the same period last year.

      Depreciation and Amortization. Depreciation and amortization expense increased $0.3 million, or 10.7%, to $2.6 million for the 13 weeks ended September 28, 2003 from $2.3 million for the same period last year, primarily due to the increase in store count to 282 stores at the end of the third quarter of fiscal 2003 from 265 stores at the end of the third quarter of fiscal 2002.

      Premium and Unamortized Financing Fees Related to Redemption of Debt. There were no premium and unamortized financing fees related to redemption of debt in the 13 weeks ended September 28, 2003 versus $4.5 million in the 13 weeks ended September 29, 2002. The $4.5 million charge in the 13 weeks ended September 29, 2002 resulted from the redemption in the third quarter of fiscal 2002 following our IPO of all of our remaining senior discount notes for an aggregate redemption price of approximately $27.5 million.

      Interest Expense, Net. Interest expense, net decreased by $0.7 million, or 18.3%, to $2.8 million in the 13 weeks ended September 28, 2003 from $3.5 million in the same period last year. This decrease reflected lower overall debt balances in the 13 weeks ended September 28, 2003 versus the 13 weeks ended September 29, 2002, lower average interest rates on our credit facility in the 13 weeks ended September 28, 2003 versus the 13 weeks ended September 29, 2002, and lower average interest costs associated with the use of borrowings from our credit facility to redeem $20.0 million of our 10.875% senior notes during the first quarter of fiscal 2003. In the third quarter of fiscal 2002, we used some of the proceeds from our IPO to redeem all of our remaining senior discount notes for an aggregate redemption price of approximately $27.5 million.

      Income Taxes. Provision for income taxes was $4.7 million for the 13 weeks ended September 28, 2003 and $1.7 million for the 13 weeks ended September 29, 2002. Our effective income tax rate was 41% for both periods. Income taxes are based upon the estimated effective tax rate for the entire fiscal year applied to pre-tax income for the year. The effective rate is subject to ongoing evaluation by management.

39 Weeks Ended September 28, 2003 Compared to 39 Weeks Ended September 29, 2002

      Net Sales. Net sales increased by $27.2 million, or 5.5%, to $517.9 million in the first 39 weeks of fiscal 2003 from $490.7 million in the same period last year. This growth reflected an increase of $8.0 million in same store sales and an increase of $19.4 million in new store sales, which reflected the opening of eight new stores during the first 39 weeks of fiscal 2003 and 15 new stores in fiscal 2002. The remaining variance was attributable to net sales from closed stores. Same store sales increased 1.6% in the first 39 weeks of fiscal 2003 versus the same period last year. The increase in same store sales was attributable to higher sales in each of our three major product categories of footwear, hard goods and apparel, with the apparel category providing the strongest performance. Store count at September 28, 2003 was 282 versus 265 at September 29, 2002. We opened eight new stores and closed one store in the first 39 weeks of fiscal 2003 and we opened five new stores in the first 39 weeks of fiscal 2002. We expect to open approximately eleven new stores during the remainder of fiscal 2003. Subsequent to September 28, 2003, there were a significant number of fires throughout the Southern California region. While we initially saw a slight decrease in our sales as a result of the fires, we do not believe these fires will have a significant impact on our fourth quarter or full fiscal year sales.

      Gross Profit. Gross profit increased by $12.0 million, or 6.9%, to $185.7 million in the first 39 weeks of fiscal 2003 from $173.7 million in the same period last year. Gross profit margin was 35.8% in the first 39 weeks of fiscal 2003 compared to 35.4% in the same period last year. We were able to achieve higher gross profit margins primarily due to improved selling margins in each of our three major product categories, partially offset by higher occupancy and distribution center costs when measured as a percentage of sales resulting from a smaller than expected growth in net sales.

      Selling and Administrative. Selling and administrative expenses increased by $7.6 million, or 5.8%, to $140.0 million in the first 39 weeks of fiscal 2003 from $132.4 million in the same period last year. The increase was driven by a $7.0 million increase in store-related expenses primarily resulting from the need to support our store growth, increased employee health benefit costs, increased workers’ compensation costs and higher credit and debit card fees related to increased use of credit and debit cards by our customers. Our advertising expenses increased by $2.5 million due to our store growth and a printing cost credit received in the third quarter of last year. Insurance-related costs increased by $0.3 million, primarily as a result of increased directors’ and officers’ insurance premiums after our IPO. These absolute and percentage increases in selling and administrative were not as high as they otherwise might have been, because during the 39 weeks ended September 29, 2002, we incurred expenses in connection with our IPO. These expenses include management services agreement fees and termination costs paid to Leonard Green & Associates, L.P., an affiliate of Leonard Green & Partners, L.P., which were $1.0 million in the 39 weeks ended September 29, 2002, as well as bonuses paid to our executive officers and directors during the 39 weeks ended September 29, 2002. The bonuses for that period totaled $2.0 million and were funded through a reduction of the redemption price that would otherwise have been applicable to the redemption of our outstanding preferred stock. When measured as a percentage of net sales, selling and administrative expenses were 27.0% for the first 39 weeks of fiscal 2003 compared to 27.0%, including IPO related expenses, for the same period last year.

      Depreciation and Amortization. Depreciation and amortization expense increased by $0.4 million, or 6.6%, to $7.6 million in the first 39 weeks of fiscal 2003 from $7.2 million in the same period last year, primarily due to the increase in store count to 282 stores at the end of the third quarter of fiscal 2003 from 265 stores at the end of the third quarter of fiscal 2002.

      Premium and Unamortized Financing Fees Related to Redemption of Debt. Premium and unamortized financing fees related to redemption of debt were $1.5 million in the first 39 weeks of fiscal 2003 versus $4.6 million in the first 39 weeks of fiscal 2002. The $1.5 million charge in the first 39 weeks of fiscal 2003 resulted from a $1.1 million premium related to the redemption of $20.0 million face value of our 10.875% senior notes and the related carrying value of applicable deferred financing costs which totaled $0.4 million in the first quarter of fiscal 2003. The $4.6 million charge in the first 39 weeks of fiscal 2002 resulted from the repurchase of $2.5 million face value of our senior discount notes and $0.5 million face value of our 10.875% senior notes in the first quarter of fiscal 2002 and redemption of all of our remaining senior discount notes for an aggregate redemption price of approximately $27.5 million in the third quarter of fiscal 2002 following our IPO. The $4.6 million charge consists of $4.0 million in redemption premium and $0.6 million in unamortized deferred financing costs associated with the related debt.

      Interest Expense, Net. Interest expense, net decreased by $3.6 million, or 28.9%, to $8.7 million in the first 39 weeks of fiscal 2003 from $12.3 million in the same period last year. This decrease reflected lower interest rates on our credit facility in the first 39 weeks of fiscal 2003 versus the first 39 weeks of fiscal 2002 and lower average interest costs associated with the use of borrowings from our credit facility to redeem $20.0 million of our 10.875% senior notes during the first quarter of fiscal 2003. In the third quarter of fiscal 2002, we used some of the proceeds from our IPO to redeem all of our outstanding senior discount notes for an aggregate redemption price of approximately $27.5 million. Accordingly, interest expense, net included no expense related to those senior discount notes in the first 39 weeks of fiscal 2003 versus $2.1 million in the first 39 weeks of fiscal 2002.

      Income Taxes. Provision for income taxes was $11.4 million for the first 39 weeks of fiscal 2003 and $7.1 million for the first 39 weeks of fiscal 2002. Our effective income tax rate was 41% for both periods. Income taxes are based upon the estimated effective tax rate for the entire fiscal year applied to pre-tax income for the year. The effective rate is subject to ongoing evaluation by management.

Fiscal 2002 Compared to Fiscal 2001

      Net Sales. Net sales increased by $45.0 million, or 7.2%, to $667.5 million in fiscal 2002 from $622.5 million in fiscal 2001. This growth reflected an increase of $24.0 million in same store sales and an increase of $23.8 million in new store sales, which reflected the opening of 15 new stores during each of fiscal 2002 and fiscal 2001. The remaining variance was attributable to net sales from relocated stores. Same store sales increased 4.0% for fiscal 2002 versus fiscal 2001. The increase in same store sales was primarily attributable to higher sales in each of our three major product categories of footwear, hard goods and apparel, with the apparel category providing the strongest performance. Store count at the end of fiscal 2002 was 275 versus 260 at the end of fiscal 2001 as we opened 15 new stores. We achieved positive same store sales of 0.4% during the fourth quarter of fiscal 2002, representing the twenty-eighth consecutive quarter of positive quarterly same store sales results.

      Gross Profit. Gross profit increased by $22.8 million, or 10.6%, to $237.6 million in fiscal 2002 from $214.8 million in fiscal 2001. Gross profit margin was 35.6% in fiscal 2002 compared to 34.5% in fiscal 2001. We were able to achieve higher gross profit margins primarily due to improved selling margins in each of our three major product categories, including favorable comparisons throughout our footwear and apparel categories. Improved margins in our skate category after the sale of excess scooter inventory in fiscal 2001 was the primary factor resulting in improved margins in our hard goods categories.

      Selling and Administrative. Selling and administrative expenses increased by $14.9 million, or 9.3%, to $174.9 million in fiscal 2002 from $160.0 million in fiscal 2001. The increase was primarily due to a $9.1 million increase in store-related expenses associated with supporting increased sales, new store openings and increased employee health benefit costs and increased expenses due to electric utility rate increases in our California markets. Other factors impacting the increase included an increase of $1.2 million in advertising costs that resulted primarily from advertising expenditures for the 15 new stores opened in fiscal 2002 and the 15 new stores opened late in fiscal 2001 and higher insurance-related costs of $0.6 million primarily related to increased directors’ and officers’ insurance premiums after our initial public offering. The remaining increase in selling and administrative expenses resulted primarily from expenses incurred in connection with our initial public offering. These expenses include termination costs associated with our management services agreement with Leonard Green & Associates, L.P., an affiliate of Leonard Green & Partners, L.P., which were $0.9 million in fiscal 2002, as well as bonuses relating to our initial public offering paid to our executive officers and directors in fiscal 2002. The bonuses for that period totaled $2.0 million and were funded through a reduction of the redemption price that would otherwise have been applicable to redemption of our outstanding preferred stock. When measured as a percentage of net sales and adjusting on a pro forma basis to exclude expenses related to our initial public offering of common stock, selling and administrative expenses were 25.7% for both fiscal 2002 and fiscal 2001. GAAP selling and administrative expenses when measured as a percentage of net sales were 26.2% for fiscal 2002 versus 25.7% for fiscal 2001 reflecting the impact as a percentage of sales of the expenses incurred in connection with our initial public offering described above. (See note 2 to “Summary Consolidated Financial and Other Data.”)

      Depreciation and Amortization. Depreciation and amortization expense decreased by $0.1 million in fiscal 2002 compared to fiscal 2001 as a result of the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, effective December 31, 2001, which reduced amortization expense by $0.1 million in fiscal 2002.

      Premium and Unamortized Financing Fees Related to Redemption of Debt. We incurred a $4.6 million charge in fiscal 2002 in connection with the redemption of $25.4 million face value of our senior discount notes. We recognized a $2.7 million gain in fiscal 2001 in connection with the repurchase of $12.5 million face value of our senior discount notes.

      Interest Expense, Net. Interest expense, net decreased by $3.8 million, or 19.4%, to $15.8 million in fiscal 2002 from $19.6 million in fiscal 2001. This decrease reflected lower average daily debt balances and lower average interest rates on our credit facility in fiscal 2002 versus fiscal 2001. In fiscal 2002, we used some of the proceeds from our initial public offering to redeem all of our outstanding senior discount notes for an aggregate redemption price of approximately $27.5 million. Interest expense, net included expense related to those senior discount notes of $2.1 million in fiscal 2002 versus $4.1 million fiscal 2001.

      Income Taxes. Provision for income taxes was $15.2 million for fiscal 2002 and $9.2 million for fiscal 2001. Our effective income tax rate was 41.1% for fiscal 2002 and 40.8% for fiscal 2001. The effective rate is subject to ongoing evaluation by management.

Fiscal 2001 Compared to Fiscal 2000

      Net Sales. Net sales increased by $51.0 million, or 8.9%, to $622.5 million in fiscal 2001 from $571.5 million in fiscal 2000. This growth reflected an increase of $27.1 million in same store sales and an increase of $29.0 million in new store sales, which reflected the opening of 15 new stores during each of fiscal 2001 and fiscal 2000. The remaining variance was attributable to net sales from closed stores. Same store sales increased 4.9% for fiscal 2001 versus fiscal 2000. The increase in same store sales was primarily attributable to higher sales in each of our three major product categories of footwear, hard goods and apparel. Sales during the last half of fiscal 2000 benefited significantly from the sale of scooters, part of our hard goods product category. We did not realize comparable scooter sales in fiscal 2001 and do not expect to do so in the future. Excluding scooter sales, net sales increased 10.2% and same store sales increased 6.2% for fiscal 2001. Store count at the end of fiscal 2001 was 260 versus 249 at the end of fiscal 2000 as we opened 15 new stores, of which four were replacement stores. We achieved positive same store sales of 3.9% during the fourth quarter of fiscal 2001, representing the twenty-fourth consecutive quarter of positive quarterly same store sales results. Excluding scooter sales, same store sales increased 7.3% for the fourth quarter in fiscal 2001.

      Gross Profit. Gross profit increased by $20.4 million, or 10.5%, to $214.8 million in fiscal 2001 from $194.4 million in fiscal 2000. Gross profit margin was 34.5% in fiscal 2001 compared to 34.0% in fiscal 2000. We were able to achieve higher gross profit margins primarily due to improved selling margins in our footwear product category as well as increased same store sales, which caused store occupancy costs as a percentage of sales to decrease.

      Selling and Administrative. Selling and administrative expenses increased by $15.3 million, or 10.6%, to $160.0 million in fiscal 2001 from $144.7 million in fiscal 2000. The increase was primarily due to a $10.1 million increase in store personnel and other store-related expenses associated with supporting increased sales, new store openings, an increase in the minimum wage, regional hiring pressures during much of the year and increased expenses related to electric utility rate increases primarily in our California markets. Other factors impacting the increase included an increase of $2.5 million in advertising costs that resulted primarily from increased advertising during parts of 2001 and new store openings, and a $0.9 million expense related to added store labor hours allocated to implement our new point-of-sale systems. When measured as a percentage of net sales, selling and administrative expenses were 25.7% in fiscal 2001 compared to 25.3% in fiscal 2000.

      Litigation Settlement. On December 14, 2001, we reached a preliminary settlement of a class action lawsuit that alleged that we improperly classified our California store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. We accrued $2.5 million to cover estimated payments to class members as well as legal and other fees associated with the preliminary settlement of this complaint. The settlement was finalized in 2002.

      Depreciation and Amortization. Depreciation and amortization expense increased by $0.7 million, or 7.4%, to $10.0 million in fiscal 2001 from $9.3 million in fiscal 2000. The increase was primarily due to added depreciation and amortization related to expenditures for the growth in our store base in fiscal 2001, as well as depreciation and amortization related to expenditures for our new point-of-sale register systems.

      Premium and Unamortized Financing Fees Related to Redemption of Debt. We recognized a $2.7 million gain in fiscal 2001 in connection with the repurchase of $12.5 million face value of our senior discount notes. We recognized a $0.1 million gain in fiscal 2000 in connection with the repurchase of $7.8 million face value of our senior notes.

      Interest Expense, Net. Interest expense, net decreased by $2.4 million, or 10.9%, to $19.6 million in fiscal 2001 from $22.0 million in fiscal 2000. This decrease reflected the December 2001 repurchase of $12.5 million face value of our senior discount notes using lower cost borrowings from our credit facility, lower average daily debt balances in fiscal 2001 and lower average interest rates related to our credit facility in 2001 versus 2000.

      Income Taxes. Provision for income taxes was $9.2 million for fiscal 2001 and $7.3 million for fiscal 2000. Our effective income tax rate was 40.8% for fiscal 2001 as compared to 39.8% for fiscal 2000. Income taxes are based upon the estimated effective tax rate for the entire fiscal year applied to pre-tax income for the year. The effective rate is subject to ongoing evaluation by management.

Liquidity and Capital Resources

      Our principal liquidity requirements are for working capital and capital expenditures. We fund our liquidity requirements with cash flow from operations and borrowings under our credit facility.

      Net cash provided by operating activities for the first 39 weeks of fiscal 2003 and fiscal 2002 was $14.9 million and $7.2 million, respectively. Net cash provided by operating activities for fiscal 2002, fiscal 2001 and fiscal 2000 was $32.1 million, $31.5 million and $19.9 million, respectively. The change between the first 39 weeks of fiscal 2003 and fiscal 2002 primarily reflects higher net income in the first 39 weeks of fiscal 2003 and the payment of a legal settlement of a wage/hour class action lawsuit during the 39 weeks ended September 29, 2002. The increases for fiscal 2002 versus fiscal 2001 and fiscal 2001 versus fiscal 2000 primarily reflected higher net income and more efficient management of working capital.

      Capital expenditures for the first 39 weeks of fiscal 2003 and 2002 were $4.8 million and $4.4 million, respectively. Capital expenditures for fiscal 2002, fiscal 2001 and fiscal 2000 were $10.2 million, $10.5 million and $11.6 million, respectively. We expect capital expenditures for the remaining 13 weeks of fiscal 2003 will range from $6.0 to $7.0 million, primarily to fund the opening of 11 new stores, store improvements and remodelings, warehouse and headquarters improvements and computer hardware and software expenditures. Our store format requires a low investment in furniture and equipment (approximately $0.4 million), working capital (approximately $0.4 million, net of amount financed by vendors through trade payables, which is typically one-third) and real estate (leased “built-to-suit” locations). Based on our expected net sales and store growth, we currently plan to replace our existing distribution center during the next 15 to 18 months at a cost of approximately $15 million. We expect to fund these capital expenditures from operating cash flows and borrowings under our revolving credit facility. We anticipate that these expenditures will be incurred primarily in the fourth quarter of fiscal 2004 and the first half of fiscal 2005.

      Net cash used by financing activities for the first 39 weeks of fiscal 2003 and fiscal 2002 was $13.6 million and $4.0 million, respectively. Net cash used in financing activities in fiscal 2002, fiscal 2001 and fiscal 2000 was $20.3 million, $16.9 million and $9.6 million, respectively. As of September 28, 2003, we had borrowings of $33.4 million and letter of credit commitments of $5.8 million outstanding under our credit facility and $82.9 million of our 10.875% senior notes outstanding. These balances compare to borrowings of $44.7 million and letter of credit commitments of $7.9 million outstanding under our prior credit facility and $103.3 million of our 10.875% senior notes outstanding as of September 29, 2002. We repurchased $7.8 million face value of our 10.875% senior notes during fiscal 2000. We repurchased $12.5 million face value of our senior discount notes during fiscal 2001. We repurchased $0.5 million face value of our 10.875% senior notes and $2.8 million face value of our senior discount notes during the first quarter of 2002 and wholly redeemed the remainder of our senior discount notes following the consummation of the IPO during the third quarter of fiscal 2002. We repurchased an additional $0.5 million of our 10.875% senior notes during the last quarter of fiscal 2002. In the first quarter of fiscal 2003 we redeemed $20.0 million face value of our 10.875% senior notes. We had cash of $6.0 million and $6.6 million at September 28, 2003 and September 29, 2002, respectively. We had cash of $9.4 million, $7.9 million and $3.8 million at December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

      We believe we will be able to fund our future cash requirements for operations from operating cash flows, cash on hand and borrowings under our credit facility. We believe these sources of funds will be sufficient to continue our operations and planned capital expenditures and satisfy our scheduled payments under debt obligations for at least the next twelve months. However, our ability to satisfy such obligations depends upon our future performance, which in turn is subject to general economic conditions and regional risks, and to financial, business and other factors affecting our operations, including factors beyond our control. See “Risk Factors” in the accompanying prospectus.

      Our principal future obligations and commitments, excluding periodic interest payments, include the following:

	Payments Due by Period

	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

	(In thousands)
Long-term debt	$82,870	$—	$—	$82,870	$—
Revolving credit facility	33,426	—	33,426	—	—
Letters of credit	5,834	5,834	—	—	—
Operating lease commitments	267,257	36,855	69,844	54,710	105,848

Total	$389,387	$42,689	$103,270	$137,580	$105,848

      Long-term debt consists of our 10.875% senior notes that mature on November 13, 2007. We expect to repay our senior notes by the maturity date using a combination of drawings under our credit facility, an expansion or replacement of the credit facility, and the issuance of debt or equity securities. The senior notes are general unsecured obligations, which rank senior in right of payment to all of our existing and future subordinated indebtedness and pari passu in right of payment with all of our current and future unsubordinated indebtedness, subject to the security interests that have been granted in substantially all of our assets in connection with our credit facility.

      Operating lease commitments consist principally of leases for our retail store facilities, distribution center and corporate offices. These leases frequently include options which permit us to extend the terms beyond the initial fixed lease term. We intend to renegotiate those leases as they expire. Payments for these lease commitments are provided for by cash flows generated from operations.

      We had a five-year, non-amortizing $125.0 million revolving credit facility, which was amended and restated to a three-year, non-amortizing $140.0 million revolving credit facility in the first quarter of 2003. The credit facility may be terminated by the lenders by giving at least 90 days prior written notice before any anniversary date, commencing with its anniversary date on March 20, 2006. We may terminate the credit facility by giving at least 30 days prior written notice, provided that if we terminate prior to March 20, 2006, we must pay an early termination fee. Unless it is terminated, the credit facility will continue on an annual basis from anniversary date to anniversary date beginning on March 21, 2006. The facility is secured by a first priority security interest in substantially all of our assets.

      The credit facility bears interest at various rates based on our performance, with a floor of LIBOR plus 1.50% or the JPMorgan Chase Bank prime lending rate and a ceiling of LIBOR plus 2.50% or the JPMorgan Chase Bank prime lending rate plus 0.75%, and is secured by our trade accounts receivable, merchandise inventory and general intangible assets (including trademarks and trade names). At September 28, 2003, loans under the credit facility bear interest at a rate of LIBOR (1.12% at

September 28, 2003) plus 1.50% or the JPMorgan Chase Bank prime lending rate (4.00% at September 28, 2003). An annual fee of 0.325%, payable monthly, is assessed on the unused portion of the credit facility. On September 28, 2003, we had $33.4 million in LIBOR and prime lending rate borrowings and letters of credit of $5.8 million outstanding. Our maximum eligible borrowing available under the credit facility is limited to 70% of the aggregate value of eligible inventory during November through February and 65% of the aggregate value of eligible inventory during the remaining months of the year. Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the credit facility amounted to $67.3 million at September 28, 2003.

      We recently announced that we will redeem $35 million principal amount of our 10.875% senior notes due 2007, using borrowings available under our credit facility. Our ability to borrow under our credit facility to fund this redemption is conditioned upon our having $25 million of borrowing availability and unrestricted cash after giving effect to the redemption. We do not believe we will have difficulty satisfying this condition. Following the redemption, which is scheduled to be completed in early December 2003, the outstanding balance of our 10.875% senior notes will be reduced to $48.1 million from an original face amount of $131 million when the notes were first issued in November 1997. See “Prospectus Supplement Summary — Recent Developments” and “Capitalization.”

      Our credit facility and the indenture governing our senior notes contain various financial and other covenants, including covenants that require us to maintain various financial ratios, restrict our ability to incur indebtedness or to create various liens and restrict the amount of capital expenditures that we may incur. Our credit facility and the indenture governing our senior notes also restrict our ability to engage in mergers or acquisitions, sell assets or pay dividends. We are currently in compliance with all covenants under our credit facility and the indenture governing our senior notes.

      If we fail to make any required payment under our credit facility or the indenture governing our senior notes or if we otherwise default under these instruments, our debt may be accelerated under these instruments. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

      If we are unable to generate sufficient cash flow from operations to meet our obligations and commitments, we will be required to refinance or restructure our indebtedness or raise additional debt or equity capital. Additionally, we may be required to sell material assets or operations or delay or forego expansion opportunities. We might not be able to effect these alternative strategies on satisfactory terms, if at all.

Seasonality

      We experience seasonal fluctuations in our net sales and operating results. In fiscal 2002, we generated 26.5% of our net sales and 35.2% of our operating income in the fourth fiscal quarter, which includes the holiday selling season as well as the peak winter sports selling season. As a result, we incur significant additional expenses in the fourth fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our net sales could decline, resulting in excess inventory, which could harm our financial performance. Because a substantial portion of our operating income is derived from our fourth fiscal quarter net sales, a shortfall in expected fourth fiscal quarter net sales could cause our annual operating results to suffer significantly.

Impact of Inflation

      We do not believe that inflation has a material impact on our earnings from operations.

BUSINESS

      We are the leading sporting goods retailer in the western United States, operating 282 stores in 10 states under the “Big 5 Sporting Goods” name at September 28, 2003. We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating.

      We believe that over the past 48 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including Nike, Reebok, adidas, New Balance, Wilson, Spalding and Columbia. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive net sales and build brand awareness.

      Robert W. Miller co-founded our company in 1955 with the establishment of five retail locations in California. We sold World War II surplus items until 1963, when we began focusing exclusively on sporting goods and changed our trade name to “Big 5 Sporting Goods.” In 1971, we were acquired by Thrifty Corporation, which was subsequently purchased by Pacific Enterprises. In 1992, management bought our company in conjunction with Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P. In 1997, Robert W. Miller, Steven G. Miller and Green Equity Investors, L.P. recapitalized our company so that the majority of our common stock would be owned by our management and employees.

      In June 2002, we completed an initial public offering (IPO) of 8.1 million shares of common stock, of which 1.6 million shares were sold by selling stockholders. In July 2002, our underwriters exercised their right to purchase an additional 1.2 million shares through their over-allotment option, of which 0.5 million shares were sold by the selling stockholders. With net proceeds of approximately $76.1 million from the IPO and total net proceeds of $84.0 million after exercise of the underwriters’ over-allotment option, and together with borrowings under our credit facility, we redeemed all of our outstanding senior discount notes and preferred stock, paid bonuses to executive officers and directors which were funded by a reduction in the redemption price otherwise applicable to our preferred stock and repurchased 0.5 million shares of our common stock from non-executive employees.

      Our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. As of September 28, 2003, we have realized 31 consecutive quarterly increases in same store sales over comparable prior periods. All but one of our stores has generated positive store-level operating profit in each of the past five fiscal years. From the fiscal year ended January 3, 1999 through the fiscal year ended December 29, 2002, our net sales and operating income have increased at compounded annual growth rates of 8.0% and 14.9%, respectively. We believe our success can be attributed to one of the most experienced management teams in the sporting goods industry, a value-based and execution-driven operating philosophy, a controlled growth strategy and a proven business model.

      We are a holding company incorporated in Delaware on October 31, 1997. We conduct our business through Big 5 Corp., a wholly-owned subsidiary incorporated in Delaware on October 27, 1997.

Competitive Strengths

      We believe we have been successful due to the following competitive strengths:

Leading Position in Established Markets. We are the market leader in the western United States, operating more than three times as many stores in both California and Oregon, and more than twice as many stores in both Washington and Nevada, as any of our full-line sporting goods competitors. This deep penetration of our established markets results in high customer awareness of the Big 5 Sporting Goods name and frequent visits to our conveniently located stores.

Proven Store Format. Our typical store averages 11,000 square feet, is conveniently located near our target customers in either a free-standing location or a multi-store shopping center and is designed to minimize operating and maintenance costs. Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability. Our format has also resulted in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $229 for the twelve months ended September 28, 2003.

Superior Merchandising Capabilities. We have developed considerable expertise in identifying, stocking and selling a broad assortment of full-line sporting goods at competitive prices. We differentiate our product offering by editing our assortment to carry an extensive range of categories but only a selected number of different products in any one category. This effective merchandise mix allows us to offer attractive values to our customers while providing our customers the ability to comparison shop within a category. Our merchandise mix also allows us to minimize inventory levels and maximize shelf space for items we believe will provide attractive returns on investment. Our buyers average 18 years of experience with us and work closely with senior management to determine product selection, promotion and pricing. In addition to our buyers’ experience, we utilize an integrated merchandising, distribution, point-of-sale and financial information system to continuously improve our merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

Extensive Advertising Programs and Expertise. Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 13 million newspaper inserts and mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

Significant Management Experience. We believe the experience, commitment and tenure of our professional staff provide a substantial competitive advantage. We were co-founded in 1955 by Robert W. Miller, currently our Chairman Emeritus, and are managed today by his son, Steven G. Miller, our Chairman, President and Chief Executive Officer, who has worked at our company for 34 years. Our senior-level managers have worked at our company for an average of 26 years. We spend significant time and resources developing our personnel and typically seek to fill positions through internal promotion. The tenure of our management and the scope of their accumulated experience has resulted in valuable expertise regarding our markets, store-level operations, merchandising and advertising.

Consistent Growth and Strong Cash Flow. We have been able to generate consistent growth, expand margins and increase our profitability because of our extensive experience, our proven strategy and steady execution of our business model. Our consistent net sales growth combined with improved purchasing, inventory management and economies of scale have enabled us to increase our gross margin from 32.8% in fiscal 1998 to 35.9% in the twelve months ended September 28, 2003, and increase our operating margins from 6.2% in fiscal 1998 to 8.1% for the twelve months ended September 28, 2003. As of September 28, 2003, we have realized 31 consecutive quarterly increases in same store sales over comparable prior periods.

Strong Returns on New Store Openings. Throughout our history, we have sought to expand with the addition of new stores through a disciplined strategy of controlled growth. We have typically utilized cash generated by our operations to invest in new stores. New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our new stores become profitable. Based on our operating experience, a new store typically achieves store-level cash-on-cash returns of approximately 40% in its first full fiscal year of operation.

Our Strategy

      Our objective is to build upon these competitive strengths to profitably grow our business and further advance our position as the leading sporting goods retailer in the western United States. We intend to accomplish this by:

•	continuing our dedicated focus on execution;

•	profitably expanding our store base;

•	generating net sales growth through our distinctive merchandise mix and advertising programs; and

•	enhancing profitability through increased operating efficiencies.

Expansion and Store Development

      Throughout our operating history, we have sought to expand our business with the addition of new stores through a disciplined strategy of controlled growth. Our expansion within and beyond California has been systematic and designed to capitalize on our name recognition, economical store format and economies of scale related to distribution and advertising. Over the past five fiscal years, we have opened 72 stores, an average of 14 new stores annually, of which 72% were outside of California. The following table illustrates the results of our expansion program during the periods indicated:

						Number of Stores
Year	California	Other Markets	Total	Stores Relocated	Stores Closed	at Period End

1998	3	9	12	(1)	—	221
1999	3	12	15	(1)	(1)	234
2000	5	10	15	—	—	249
2001	3	12	15	(4)	—	260
2002	6	9	15	—	—	275
2003 (through September 28, 2003)	4	4	8	—	(1)	282

      Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet compared to our average of 11,000 square feet per store, require larger target markets, are more expensive to operate and require higher net sales per store for profitability.

      New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our stores become profitable. Our store format requires investments of approximately $0.4 million in fixtures and equipment and approximately $0.4 million in net working capital with limited pre-opening and real estate expenses related to leased locations that are built to our specifications. We seek to maximize new store performance by staffing new store management with experienced personnel from our existing stores. Based on our operating experience, a new store typically achieves store-level return on investment of approximately 40% in its first full fiscal year of operation.

      Our in-house store development personnel, who have opened an average of 13 stores during each of the past 10 fiscal years, analyze new store locations with the assistance of real estate firms that specialize in retail properties. We have identified numerous expansion opportunities to further penetrate our established markets, develop recently entered markets and expand into new, contiguous markets with attractive demographic, competitive and economic profiles. We opened 15 new stores in fiscal 2002 and opened eight new stores and closed one store in the 39 weeks ended September 28, 2003, with three additional stores opened since September 28, 2003, bringing our current store total to 285. We plan to complete our fiscal 2003 store openings with the addition of eight more stores before year-end, resulting in a year-end store count of 293 stores.

Management Experience

      We believe the experience, commitment and tenure of our professional staff drives our superior execution and strong operating performance and gives us a substantial competitive advantage. The table below describes the tenure of our professional staff in some of our key functional areas as of September 28, 2003:

	Number	Average Number
	of	of Years
	Employees	with Us

Senior Management	6	26
Vice Presidents	8	22
Buyers	13	18
Store District/Division Supervisors	31	18
Store Managers	282	9

Merchandising

      We target the competitive and recreational sporting goods customer with a full-line product offering at a wide variety of price points. We offer over 25,000 stock keeping units in a product mix that includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating. As a key element of our long history of success, we offer consistent value to consumers by providing a distinctive merchandise mix that includes a combination of well-known brand name merchandise, merchandise produced exclusively for us under a manufacturer’s brand name, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise.

      We believe we enjoy significant advantages in making opportunistic buys of vendor over-stock and close-out merchandise because of our strong vendor relationships and rapid decision-making process. Although vendor over-stock and close-out merchandise typically represent only approximately 15% of our net sales, our weekly advertising highlights these items together with merchandise produced exclusively for us under a manufacturer’s brand name in order to reinforce our reputation as a retailer that offers attractive values to our customers.

      The following table illustrates our mix of hard goods, which are durable items such as fishing rods and golf clubs, and soft goods, which are non-durable items such as shirts and shoes, as a percentage of net sales:

	Fiscal Year

	1999	2000	2001	2002

Soft Goods:
Athletic and sport apparel	15.6%	16.2%	16.5%	15.9%
Athletic and sport footwear	31.3	29.8	30.3	30.8

Total soft goods	46.9	46.0	46.8	46.7
Hard Goods	53.1	54.0	53.2	53.3

Total	100.0%	100.0%	100.0%	100.0%

      We purchase our popular branded merchandise from an extensive list of major sporting goods equipment, athletic footwear and apparel manufacturers. Below is a selection of some of the brands we carry:

adidas	Crosman	Icon (Proform)	Rawlings	Shimano
Asics	Easton	JanSport	Razor	Spalding
Bausch & Lomb	Everlast	K2	Reebok	Speedo
Browning	Fila	Lifetime	Remington	Timex
Bushnell	Footjoy	Mizuno	Rockport	Titleist
Casio	Franklin	New Balance	Rollerblade	Under Armour
Coleman	Head	Nike	Russell Athletic	Wilson
Columbia	Hillerich & Bradsby	Prince	Saucony	Zebco

      We also offer a variety of private label merchandise to complement our branded product offerings. Our private label items include shoes, apparel, golf equipment, binoculars, camping equipment and fishing supplies. Private label merchandise is sold under the labels Fives, Court Casuals, Sport Essentials, Rugged Exposure, Golden Bear, Pacifica, South Bay and Kemper, the last of which is licensed from a third party.

      Through our 48 years of experience across different demographic, economic and competitive markets, we have refined our merchandising strategy to increase net sales by offering a selection of products that meets customer demands while effectively managing inventory levels. In terms of category selection, we believe our merchandise offering compares favorably to our competitors, including the superstores. Our edited selection of products enables customers to comparison shop without being overwhelmed by a large number of different products in any one category. We further tailor our merchandise selection on a store-by-store basis in order to satisfy each region’s specific needs and seasonal buying habits.

      Our 13 buyers, who average 18 years of experience with us, work closely with senior management to determine the product selection, promotion and pricing of our merchandise mix. Management utilizes an integrated merchandising, distribution, point-of-sale and financial information system to continuously refine our merchandise mix, pricing strategy, advertising effectiveness and inventory levels to best serve the needs of our customers.

Advertising

      Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 13 million newspaper inserts or mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

      We use our professional in-house advertising staff rather than an outside advertising agency to generate our advertisements, including design, layout, production and media management. Our in-house advertising department provides management the flexibility to react quickly to merchandise trends and to maximize the effectiveness of our weekly inserts and mailers. We are able to effectively target different population zones for our advertising expenditures. We place inserts in over 150 newspapers throughout our markets, supplemented in many areas by mailer distributions to create market saturation.

Vendor Relationships

      We have developed strong vendor relationships over the past 48 years. In the 12 months ended September 28, 2003, no single vendor represented greater than 6.2% of total purchases. We believe current relationships with our vendors are good. We benefit from the long-term working relationships that our senior management and our buyers have carefully nurtured throughout our history.

Management Information Systems

      We have fully integrated management information systems that track, on a daily basis, individual sales transactions at each store, inventory receiving and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to electronic mail, scheduling and the host system. The host system and our stores are linked by a network that provides satellite communications for credit card, in-house tender authorization, and daily polling of sales and merchandise movement at the store level.

      Our in-store point-of-sale system tracks all sales by stock keeping unit and allows management to compare the current performance of each stock keeping unit against historical performance on a daily basis. The point-of-sale system uses satellite communications to verify credit cards and checks and to provide corporate data exchange. We completed the roll-out of this new point-of-sales system to each of our stores during the first half of 2001. We believe our management information systems are efficiently supporting our current operations and provide a foundation for future growth.

Distribution

      We maintain a 440,000 square foot leased distribution center in Fontana, California that services all of our stores. The distribution center is fully integrated with our management information systems that provide warehousing and distribution capabilities. The distribution center was constructed in 1990 and warehouses the majority of the merchandise carried in our stores. We estimate that 98% of all store merchandise is received from this distribution center. We distribute merchandise from the distribution center to our stores at least once a week, Monday through Saturday, using a fleet of 30 leased and two owned tractors, and 12 leased and 74 owned trailers, as well as contract carriers. Our lease for the distribution center has an initial term that expires in 2006 and includes three additional five-year renewal options. In August 2002, we leased an additional 136,000 square foot satellite distribution center to handle seasonal merchandise and returns. Based on our expected net sales and store growth, we plan to replace our existing distribution center during the next 15 to 18 months at a cost of approximately $15 million.

Industry and Competition

      The retail market for sporting goods is highly competitive. In general, our competitors tend to fall into the following five basic categories:

Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, including us. These stores range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. The traditional chains typically carry a varied assortment of merchandise and attempt to position themselves as convenient neighborhood stores. Sporting goods retailers operating stores within this category include Hibbett’s and Modell’s.

Mass Merchandisers. This category includes discount retailers such as Wal-Mart, Target and Kmart and department stores such as JC Penney and Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls, shopping centers or free-standing sites. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. Although generally price competitive, discount and department stores typically have limited customer service in their sporting goods departments.

Specialty Sporting Goods Stores. This category consists of two groups. The first group generally includes athletic footwear specialty stores, which are typically 2,000 to 20,000 square feet in size and are located in shopping malls. Examples include such retail chains as Foot Locker, Lady Foot Locker and The Athlete’s Foot. These retailers are highly focused, with most of their sales coming from athletic footwear and team licensed apparel. The second group consists of pro shops and stores specializing in a particular sport or recreation. This group includes backpacking and mountaineering specialty stores and specialty skate shops and golf shops. Prices at specialty stores tend to be higher than prices at the sporting goods superstores and traditional sporting goods stores.

Sporting Goods Superstores. Stores in this category typically are larger than 35,000 square feet and tend to be freestanding locations. These stores emphasize high volume sales and a large number of stock keeping units. Examples include Sport Chalet and The Sports Authority, Inc., as well as its other operating units, Oshman’s, Sportmart and Gart Sports Company. The Sports Authority and Gart Sports Company completed a merger in August 2003 and now operate under the name The Sports Authority, Inc.

Internet Retailers. This category consists of numerous retailers that sell a broad array of new and used sporting goods products via the internet.

      We compete successfully with each of the competitors discussed above by focusing on what we believe are the primary factors of competition in the sporting goods retail industry. These factors include experienced and knowledgeable personnel, customer service, breadth, depth, price and quality of merchandise offered, advertising, purchasing and pricing policies, effective sales techniques, direct involvement of senior officers in monitoring store operations, management information systems and store location and format.

Employees

      We manage our stores through regional, district and store-based personnel. Our senior vice president of store operations has general oversight responsibility for all of our stores. Field supervision is led by five regional supervisors who report directly to a vice president of store operations and who oversee 26 district supervisors. The district supervisors are each responsible for an average of 11 stores. Each of our stores has a store manager who is responsible for all aspects of store operations and who reports directly to a district supervisor. In addition, each store has at least two assistant managers, at least one full-time cashier, at least one management trainee and a complement of full and part-time associates.

      As of September 28, 2003, we had approximately 6,377 full and part-time employees. The Steel, Paper House, Chemical Drivers & Helpers, Local Union 578, affiliated with the International Brotherhood of Teamsters, currently represents 464 hourly employees in our distribution center and some of our retail personnel in our stores. In September 2000, we negotiated two contracts with Local 578 covering these employees. These contracts expire on August 31, 2005. We have not had a strike or work stoppage in the last 23 years. We believe we provide working conditions and wages that are comparable to those offered by other retailers in the sporting goods industry and that our employee relations are good.

Employee Training

      We have developed a comprehensive training program that is tailored for each store position. All employees are given an orientation and reference materials that stress excellence in customer service and selling skills. All full-time employees, including salespeople, cashiers and management trainees, receive additional training specific to their job responsibilities. Our tiered curriculum includes seminars, individual instruction and performance evaluations to promote consistency in employee development. The manager trainee schedule provides seminars on operational responsibilities such as merchandising strategy, loss prevention and inventory control. Ongoing store management training includes topics such as advanced merchandising, delegation, personnel management, scheduling, payroll control and loss prevention.

      We also provide unique opportunities for our employees to gain knowledge about our products. These opportunities include “hands-on” training seminars and a sporting goods product expo. At the sporting goods product expo, our vendors set up booths where full-time store employees from every store receive intensive training on the products we carry. We believe this event is a successful program for both training and motivating our employees.

Description of Service Marks and Trademarks

      We use the Big 5 and Big 5 Sporting Goods names as service marks in connection with our business operations and have registered these names as federal service marks. These service marks are due for renewal in 2005 and 2013, respectively. We have also registered Court Casuals, Golden Bear, Pacifica, Rugged Exposure and South Bay as federal trademarks under which we sell a variety of merchandise. The renewal dates for these trademark registrations range from 2004 to 2013.

Properties

      We lease all but one of our store sites. Most of our long-term leases contain fixed-price renewal options and the average lease expiration term of our existing leases, taking into account renewal options, is approximately 20 years. Of the total store leases we have, only 15 are due to expire in the next five years without renewal options.

Our Stores

      Throughout our history, we have focused on operating traditional, full-line sporting goods stores. Our stores generally range from 8,000 to 15,000 square feet and average 11,000 square feet. Our typical store is located in either free-standing street locations or multi-store shopping centers. Our numerous convenient locations and store format encourage frequent customer visits. In fiscal 2002, we processed approximately 20.8 million sales transactions and our average transaction size was approximately $32.

      Our store format has resulted in productivity levels that we believe are among the highest of any full-time sporting goods retailer, with net sales per gross square foot of approximately $227 for fiscal 2002. Our high net sales per square foot combined with our efficient store-level operations and low store maintenance costs allow us to generate consistently strong store-level returns. All but one of our stores open at least one year have generated positive store-level operating profit in each of the past five fiscal years. In addition, we have never needed to close a store due to poor performance. The following table details our store locations as of September 28, 2003.

	Year	Number of	Percentage of Total
Regions	Entered	Stores	Number of Stores

California:
Southern California	1955	91	32.3%
Northern California	1971	77	27.3

Total California		168	59.6
Washington	1984	34	12.1
Arizona	1993	19	6.7
Oregon	1995	16	5.7
Texas	1995	10	3.5
Nevada	1978	10	3.5
Utah	1998	9	3.2
New Mexico	1995	8	2.8
Idaho	1993	6	2.2
Colorado	2001	2	0.7

Total		282	100.0%

Legal Proceedings

      We are from time to time involved in routine litigation incidental to the conduct of our business. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate under generally accepted accounting principles for such litigation matters. We believe no litigation currently pending against us will have a material adverse effect on our business, financial position or results of operations.

MANAGEMENT

Name	Age	Position

Robert W. Miller	80	Chairman Emeritus of the Board
Steven G. Miller	51	Chairman of the Board, Chief Executive Officer, and President
Charles P. Kirk	47	Senior Vice President and Chief Financial Officer
Gary S. Meade	57	Senior Vice President, General Counsel and Secretary
Richard A. Johnson	58	Senior Vice President, Store Operations
Thomas J. Schlauch	58	Senior Vice President, Buying
Jeffrey L. Fraley	47	Senior Vice President, Human Resources
G. Michael Brown	50	Director
John G. Danhakl	47	Director
Sandra N. Bane	51	Director
Michael D. Miller	54	Director

      Set forth below is a brief description of the business experience of each of our directors and executive officers.

      Robert W. Miller has served as Chairman Emeritus of the Board since June 2002. Prior to that, Robert W. Miller served as Chairman of the Board from 1992 to 2002 and as Chief Executive Officer from the inception of the Company’s holding company structure in 1992 to 2000. Robert W. Miller has also served as a senior executive officer of Big 5 Corp. for many years, including as President from 1973 to 1992, Chief Executive Officer from 1973 to 2000 and Chairman from 1992 to 2002. Robert W. Miller co-founded the Company’s business in 1955. Robert W. Miller is the father of Steven G. Miller and Michael D. Miller.

      Steven G. Miller has served as Chairman of the Board, Chief Executive Officer and President since June 2002, 2000 and 1992, respectively. Steven G. Miller has also served as a director since 1992. In addition, Steven G. Miller served as Chief Operating Officer from 1992 to 2000 and as Executive Vice President, Administration from 1988 to 1992. Steven G. Miller is Robert W. Miller’s son and Dr. Michael D. Miller’s brother.

      Charles P. Kirk has served as Senior Vice President and Chief Financial Officer since 1992. Prior to joining us, Mr. Kirk served as Thrifty Corporation’s Director of Planning and Vice President of Planning and Treasury since October 1990. Prior to that, Mr. Kirk held various financial positions with Thrifty Corporation’s former parent, Pacific Enterprises, since 1981.

      Gary S. Meade has served as Senior Vice President since July 2001 and General Counsel and Secretary since 1997. Mr. Meade also served as Vice President from 1997 to 2001. Prior to joining the Company, Mr. Meade was Thrifty Corporation’s Vice President, General Counsel and Secretary since 1992 and Thrifty Corporation’s Vice President — Legal Affairs since 1979.

      Richard A. Johnson has served as Senior Vice President, Store Operations since 1992. Prior to that, Mr. Johnson was Vice President, Store Operations since 1982.

      Thomas J. Schlauch has served as Senior Vice President, Buying since 1992. Prior to that, Mr. Schlauch served as Head of Buying from 1990 to 1992 and as Vice President, Buying from 1982 to 1990.

      Jeffrey L. Fraley has served as Senior Vice President, Human Resources since July 2001. Prior to that, Mr. Fraley served as Vice President, Human Resources from 1992 to 2001.

      G. Michael Brown has served as a director since June 2002. Mr. Brown has been a senior litigation partner with the law firm Musick, Peeler & Garrett LLP since June 2001. Prior to that, Mr. Brown was a partner at the law firm Berger, Kahn, Shafton, Moss, Figler, Simon & Gladstone from 1996 to 2001.

      John G. Danhakl has served as a director since 1997. Mr. Danhakl has been a partner of Leonard Green & Partners, L.P. since 1995. From 1990 to 1995, Mr. Danhakl was a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation. Prior to joining Donaldson, Lufkin & Jenrette Securities Corporation, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a member of the board of directors of Arden Group, Inc., Communications & Power Industries, Inc., Leslie’s Poolmart, Inc., Liberty Group Publishing, Inc., VCA Antech, Inc., Petco Animal Supplies, Inc., MEMC Electronic Materials, Inc., Rite Aid Corporation and Diamond Triumph Auto Glass, Inc.

      Sandra N. Bane has served as a director since June 2002. Mrs. Bane retired from KPMG LLP as an audit partner in 1998 after 23 years with the firm. While at KPMG LLP, Mrs. Bane headed the Western region’s Merchandising practice for the firm, helped establish the Employee Benefits audit specialist program and was partner in charge of the Western region’s Human Resource department for two years. Mrs. Bane serves as a member of the board for several nonprofit institutions in her community. She is also a member of the AICPA and the California Society of Certified Public Accountants.

      Michael D. Miller, Ph.D. has served as a director since 1997. Dr. Miller is a mathematical consultant at The RAND Corporation and a visiting professor of mathematics at the University of California at Los Angeles. From 1977 until June 2002, Dr. Miller was a senior mathematician at The RAND Corporation. Dr. Miller is Robert W. Miller’s son and Steven G. Miller’s brother.

PRINCIPAL AND SELLING STOCKHOLDER

      Except where indicated, the following table sets forth, as of October 31, 2003, (i) the ownership of common stock by all persons known by us to own beneficially more than 5% of the outstanding shares of our common stock and (ii) the beneficial ownership of common stock by (a) our directors, (b) the chief executive officer and the four other most highly compensated executive officers for fiscal 2002 and (c) all of our directors and executive officers as a group, without naming them:

	Beneficial Ownership of Common Stock(2)

			Percent	Percent
Name(1)	Shares		Before Offering	After Offering

Directors and Executive Officers
Robert W. Miller(3)	771,548	(4)	3.4%	3.4%
Steven G. Miller(3)	1,161,250	(5)	5.1	5.1
Michael D. Miller	580,000	(6)	2.6	2.6
Thomas J. Schlauch	165,240		*	*
Richard A. Johnson	276,600		1.2	1.2
Charles P. Kirk	261,600		1.2	1.2
Gary S. Meade	46,825		*	*
Sandra N. Bane	0		0	0
G. Michael Brown	0		0	0
John G. Danhakl	6,223,318	(7)	27.5	7.6	(8)
All directors and executive officers as a group	9,568,581	(9)	42.2	22.4	(8)
Selling Stockholder
Green Equity Investors, L.P. (3)	6,210,974	(10)	27.4	7.5	(8)
Other 5% Stockholder
Wasatch Advisors, Inc.	2,893,651	(11)	12.8	12.8

*	Indicates less than 1%.

(1)	The address for each stockholder is 2525 East El Segundo Boulevard, El Segundo, California 90245, except Green Equity Investors, L.P. and Mr. Danhakl, for which the address is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, and Wasatch Advisors, Inc., for which the address (as reported in a Schedule 13G filed with the Securities and Exchange Commission on July 10, 2003) is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(2)	Includes shares covered by options exercisable within 60 days of October 31, 2003.

(3)	Pursuant to the amended and restated stockholders agreement, Steven G. Miller and Robert W. Miller have agreed to vote in favor of Green Equity Investors, L.P.’s nominee to the board of directors, and Green Equity Investors, L.P. has agreed to vote in favor of Steven G. Miller and Robert W. Miller as members of the board of directors. However, each of Steven G. Miller, Robert W. Miller and Green Equity Investors, L.P. disclaim beneficial ownership of each other’s shares of common stock.

(4)	Includes 247,316 shares of common stock held by Robert W. Miller and Florence H. Miller, as trustees of the Robert W. and Florence H. Miller Family Trust dated January 11, 1991, as restated November 19, 1997, and 524,232 shares of common stock held by Robert W. and Florence Miller Family Partners, L.P. Florence H. Miller shares beneficial ownership of these shares with Robert W. Miller.

(5)	Represents 1,155,000 shares of common stock held by Steven G. Miller and Jacquelyne G. Miller, as trustees of the Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990. Jacquelyne G. Miller shares beneficial ownership of these shares with Steven G. Miller. Also includes 6,250 shares covered by options exercisable within 60 days of October 31, 2003.

(6)	Represents 580,000 shares of common stock held by Michael D. Miller, Trustee of the Miller Living Trust dated December 11, 1997.

(7)	Includes 1,247 shares of common stock owned directly by John G. Danhakl, 11,097 shares of common stock owned by Mr. Danhakl and his wife, Kathy Danhakl, as joint tenants and 39,900 shares of common stock owned by Grand Avenue Associates, L.P., an affiliate of Leonard Green & Partners, L.P. The remaining 6,171,074 shares of common stock are owned of record by Green Equity Investors, L.P., of which the general partner is an affiliate of Leonard Green & Partners, L.P. Each of Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and James D. Halper either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. and/or Grand Avenue Associates, L.P. As such, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper may be deemed to have shared voting and investment power with respect to all shares held by Green Equity Investors, L.P. and Grand Avenue Associates, L.P. However, each of Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper disclaim beneficial ownership of the common stock of which Green Equity Investors, L.P. and Grand Avenue Associates, L.P. have beneficial ownership.

(8)	Assumes that the underwriters do not exercise their over-allotment option.

(9)	Includes the shares of common stock identified in note (7) above.

(10)	Includes 39,900 shares of common stock owned by Grand Avenue Associates, L.P., an affiliate of Leonard Green & Partners, L.P.

(11)	As reported on a Schedule 13G filed with the Securities and Exchange Commission by Wasatch Advisors, Inc. on July 10, 2003.

DESCRIPTION OF OUR CAPITAL STOCK

General

      We are authorized to issue 50,000,000 shares of common stock, $0.01 par value per share and 3,000,000 shares of undesignated preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus supplement forms a part, and by the provisions of applicable Delaware law.

Common Stock

      As of September 28, 2003, there were 22,663,927 shares of common stock outstanding, which were held by approximately 202 stockholders of record. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of all three classes of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Registration Rights

      Green Equity Investors, L.P. has the right to demand, on two occasions, that we file a registration statement (including the registration statement of which this prospectus supplement is a part) under the Securities Act covering all or a portion of the 6,171,074 shares of our common stock that it holds. In addition, holders of approximately 9.1 million shares of our common stock, which includes the shares held by Green Equity Investors, L.P., have piggyback registration rights with respect to certain offerings of our common stock. Registration of these shares of our common stock would permit their sale into the market immediately. Holders of 9,568,581 shares, including Green Equity Investors, L.P., have agreed not to sell or otherwise dispose of any of their shares, other than shares sold in this offering and up to an additional 250,000 shares, for a period of 90 days after the date of this prospectus supplement. Please refer to the information in the accompanying prospectus under the heading “Shares Eligible for Future Sale — Registration Rights” for a more detailed discussion of these registration rights.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

      Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	the acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

      These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

      Classified Board of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

      Stockholder Meetings. Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

      Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      No Action by Written Consent. Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

      Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

      No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

      Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Amended and Restated Stockholders Agreement

      We are a party to an amended and restated stockholders agreement with Green Equity Investors, L.P., Mr. Steven G. Miller and Mr. Robert W. Miller that entitles Green Equity Investors, L.P. to nominate one director to our board of directors for as long as it and its affiliates hold at least 5% of our outstanding shares. The agreement also provides that Mr. Steven G. Miller and Mr. Robert W. Miller will vote their shares in favor of Green Equity Investors, L.P.’s nominee and that Green Equity Investors, L.P. will vote its shares to elect Mr. Steven G. Miller and Mr. Robert W. Miller to our board of directors. If Green Equity Investors, L.P. sells all of the shares it is offering pursuant to this prospectus supplement, including the shares subject to the underwriters’ over-allotment option, the amended and restated stockholders agreement will terminate. We are also a party to employment agreements with Mr. Steven G. Miller and Mr. Robert W. Miller that require us, so long as they remain an officer or Chairman Emeritus, respectively, to use our best efforts to ensure that each of them be a member of our board of directors.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

Listing

      Our common stock is listed on The Nasdaq Stock Market’s National Market under the symbol “BGFV.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

      The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of our common stock held by a person that is not a “United States person” for U.S. federal income tax purposes (a “non-U.S. holder”). For this purpose, a “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions. The discussion below does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position. Special rules may apply to certain non-U.S. holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a “straddle,” “hedge,” or “conversion transaction,” persons who acquire shares as compensation, “controlled foreign corporations,” “passive foreign investment companies,” and “foreign personal holding companies”, that are subject to special treatment under the Internal Revenue Code of 1986, as amended. This discussion is limited to beneficial owners of the common stock who hold the common stock as a capital asset. It does not address any aspect of state, local or foreign law or estate or gift tax considerations. Furthermore, this discussion does not consider the tax treatment of holders of our common stock who are partnerships or other pass-through entities for U.S. federal income tax purposes, or who are former citizens or long-term residents of the United States.

      Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

      Dividends paid to a non-U.S. holder ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a non-U.S. holder must properly file with the payor an Internal Revenue Service (“IRS”) Form W-8BEN, or successor form, or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. If, however, the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above, provided that an IRS Form W-8ECI, or successor form, indicating therein the non-U.S. holder’s taxpayer identification number, is furnished to the payor. A recipient of such dividends will instead be required to file a U.S. tax return and will be subject to tax on a net income basis at applicable graduated individual or corporate rates, unless such recipient is eligible to claim the benefits of a tax treaty and such dividends are not attributable to a United States permanent establishment of the non-U.S. holder or, in case of an individual, to such individual’s fixed base in the United States. In the latter case, if the non-U.S. holder files a tax return with the IRS and attaches to it an IRS Form 8833 claiming the benefits of the tax treaty, dividends will not be subject to U.S. federal income tax.

      Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a “branch profits tax” at a rate of 30% or a lower applicable treaty rate.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of a gain realized on a disposition of our common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States, (b) in the case of a non-U.S.

holder who is an individual, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met, and (c) we are not nor have been a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”) at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe we have not been and are not currently a USRPHC, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax provided that (i) the common stock was “regularly traded” on an established securities market and (ii) such non-U.S. holder did not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period.

      If a non-U.S. holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a United States permanent establishment or in case of an individual, to such individual’s fixed base in the United States, will be subject to tax on a net income basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30% or a lower applicable treaty rate.

U.S. Information Reporting Requirements and Backup Withholding Tax

      U.S. information reporting on IRS Form 1099 and backup withholding tax will not apply to dividends paid on our common stock to a corporation or any other non-U.S. holder who provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the IRS and to the non-U.S. holder on IRS Form 1042-S.

      Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The rate of backup withholding tax is currently 28%.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2003, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
U.S. Bancorp Piper Jaffray
Jefferies & Company, Inc.
Stephens Inc.
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC
First Albany Capital Inc.

Total	4,500,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 675,000 additional outstanding shares at the per share price provided in this offering less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholder	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, other than grants of options under our stock option plan or issuances of shares upon exercise of currently outstanding options under that plan, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement.

      Our executive officers, directors and the selling stockholder have agreed that, except as described in the next sentence, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement. During the lock-up period, our executive officers and directors, as a group, may sell an aggregate of up to 250,000 shares of our common stock, including shares which may be sold under Rule 10b5-1 plans.

      We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      The shares of common stock are listed on The Nasdaq Stock Market’s National Market under the symbol “BGFV.”

      Certain of the underwriters or their affiliates have provided, from time to time, and expect to provide in the future, investment banking, lending, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. In addition, certain of the underwriters or their affiliates have investments in affiliates of the selling stockholder.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus supplement in electronic format will be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholder in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Certain partners and former partners of Irell & Manella LLP own an aggregate of 25,709 shares of our common stock. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as legal counsel to the underwriters.

EXPERTS

      The consolidated financial statements and schedules of Big 5 Sporting Goods Corporation and subsidiary as of December 30, 2001 and December 29, 2002, and for each of the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 29, 2002 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and the restatement of previously issued consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements	F-1
Management’s Responsibility for Financial Statements	F-2
Independent Auditors’ Report	F-3
Consolidated Balance Sheets at December 30, 2001 (restated) and December 29, 2002	F-4
Consolidated Statements of Operations for the fiscal years ended December 31, 2000 (restated), December 30, 2001 (restated) and December 29, 2002	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for the fiscal years ended December 31, 2000 (restated), December 30, 2001 (restated) and December 29, 2002	F-6
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Financial Statement Schedule:
Valuation and Qualifying Accounts as of December 31, 2000, December 30, 2001 and December 29, 2002	F-23
Condensed Consolidated Balance Sheets (unaudited)	F-24
Condensed Consolidated Statements of Operations (unaudited)	F-25
Condensed Consolidated Statements of Cash Flows (unaudited)	F-26
Notes to Unaudited Condensed Consolidated Financial Statements	F-27

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

      We are responsible for the preparation of our consolidated financial statements and related information appearing in this Annual Report. We believe that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present our financial position and results of operations in conformity with generally accepted accounting principles. We also have included in our financial statements amounts that are based on estimates and judgments which we believe are reasonable under the circumstances.

      The independent auditors audit our consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

      Our board of directors has a standing audit committee, which is chaired by Sandra N. Bane and currently consists of Ms. Bane and Messrs. Brown and Danhakl. Ms. Bane and Mr. Brown are “independent” as that term is defined in Marketplace Rule 4200(a)(14) of the National Association of Securities Dealers’ listing standards. However, Mr. Danhakl may not be considered to be “independent,” as a result of the fact that he may be deemed to be an affiliate of Green Equity Investors, L.P., the Company’s principal stockholder. Notwithstanding Mr. Danhakl’s lack of independence, the board of directors has determined that Mr. Danhakl’s presence on the audit committee is beneficial to the Company because of his extensive experience with respect to sophisticated financial matters. In addition, Mr. Danhakl has developed a thorough understanding of the Company’s financial accounting as a result of his several years of service as a director of the Company. The audit committee meets periodically with financial management and the independent auditors to review accounting, internal control, auditing and financial reporting matters.

/s/ STEVEN G. MILLER

Steven G. Miller
Chairman of the Board, President & Chief Executive Officer

/s/ CHARLES P. KIRK

Charles P. Kirk
Chief Financial Officer

El Segundo, California

March 31, 2003

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Big 5 Sporting Goods Corporation:

      We have audited the consolidated financial statements of Big 5 Sporting Goods Corporation and subsidiary as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Big 5 Sporting Goods Corporation and subsidiary as of December 30, 2001 and December 29, 2002 and the results of their operations and their cash flows for each of the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in note 17 to the consolidated financial statements, effective December 31, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

      As discussed in note 19 to the consolidated financial statements, the Company has restated its consolidated balance sheet as of December 30, 2001 and its consolidated statements of operations and stockholders’ equity (deficit) for each of the years ended December 31, 2000 and December 30, 2001.

KPMG LLP

Los Angeles, California

February 11, 2003

BIG 5 SPORTING GOODS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 30,	December 29,
	2001	2002

	As restated
	(note 19)
ASSETS
Current assets:
Cash	$7,865	$9,441
Trade and other receivables, net of allowances for doubtful accounts of $671 and $729, respectively	8,229	9,057
Merchandise inventories	163,680	169,529
Prepaid expenses	1,469	2,385

Total current assets	181,243	190,412

Property and equipment:
Land	186	186
Buildings and improvements	31,903	36,861
Furniture and equipment	51,007	55,930
Less accumulated depreciation and amortization	(40,446)	(47,873)

Net property and equipment	42,650	45,104
Deferred income taxes, net	13,708	9,658
Leasehold interest, net of accumulated amortization of $21,264 and $23,053, respectively	7,600	5,811
Other assets, at cost, less accumulated amortization of $4,871 and $4,974, respectively	4,249	2,557
Goodwill	4,433	4,433

Total assets	$253,883	$257,975

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (Deficit)
Current liabilities:
Accounts payable	$62,307	$67,937
Accrued expenses	52,643	49,708

Total current liabilities	114,950	117,645
Deferred rent	11,096	11,525
Long-term debt	153,351	125,131

Total liabilities	279,397	254,301

Commitments and contingencies
Redeemable Series A 13.45% Senior Exchangeable Preferred Stock, $0.01 par value. Authorized 350,000 shares; no shares issued and outstanding at December 29, 2002 and 350,000 shares at December 30, 2001	58,911	—
Stockholders’ equity (deficit):
Preferred stock $0.01 par value. Authorized 2,650,000 shares; no shares issued and outstanding at December 30, 2001 and December 29, 2002	—	—
Common stock, $.01 par value. Authorized 50,000,000 shares; issued and outstanding 15,602,220 shares at December 30, 2001 and 22,178,018 shares at December 29, 2002	156	222
Additional paid-in capital	7,058	84,008
Accumulated deficit	(91,639)	(80,556)

Net stockholders’ equity (deficit)	(84,425)	3,674

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$253,883	$257,975

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 30,	December 29,
	2000	2001	2002

Net sales	$571,476	$622,481	$667,469
Cost of goods sold, buying and occupancy	377,040	407,679	429,858

Gross profit	194,436	214,802	237,611

Operating expenses:
Selling and administrative	144,703	160,044	174,868
Litigation settlement (note 11)	—	2,515	—
Depreciation and amortization	9,340	10,031	9,966

Total operating expenses	154,043	172,590	184,834

Operating income	40,393	42,212	52,777
Premium (discount) and unamortized financial fees related to redemption of debt	(148)	(2,662)	4,557
Interest expense	22,008	19,629	15,825
Income before income taxes	18,533	25,245	32,395
Income taxes	7,385	10,280	13,313

Net Income	11,148	14,965	19,082
Redeemable preferred stock dividends and redemption premium	6,400	7,284	7,999

Net income available to common stockholders	$4,748	$7,681	$11,083

Earnings per share:
Basic, as restated (note 19)	$0.35	$0.54	$0.60

Diluted	$0.30	$0.48	$0.57

Weighted average shares of common stock outstanding:
Basic, as restated (note 19)	13,525	14,247	18,358

Diluted	16,094	16,090	19,476

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Deficit)
Years Ended December 31, 2000, December 30, 2001 and December 29, 2002
(Dollars in thousands)

					Net
	Common Stock		Additional		Stockholders’
			Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Balance at January 2, 2000, as restated (note 19)	15,607,890	$156	$7,061	$(104,068)	$(96,851)
Redeemable preferred stock dividend	—	—	—	(6,400)	(6,400)
Repurchase of common stock	(3,240)	—	(2)	—	(2)
Net income	—	—	—	11,148	11,148

Balance at December 31, 2000, as restated (note 19)	15,604,650	156	7,059	(99,320)	(92,105)
Redeemable preferred stock dividend	—	—	—	(7,284)	(7,284)
Repurchase of common stock	(2,430)	—	(1)	—	(1)
Net income	—	—	—	14,965	14,965

Balance at December 30, 2001, as restated (note 19)	15,602,220	156	7,058	(91,639)	(84,425)
Redeemable preferred stock dividend and redemption premiums	—	—	—	(7,999)	(7,999)
Issuance of common stock	7,112,421	71	86,243	—	86,314
Repurchase of common stock	(536,623)	(5)	(6,951)	—	(6,956)
Stock issuance costs	—	—	(2,342)	—	(2,342)
Net income	—	—	—	19,082	19,082

Balance at December 29, 2002	22,178,018	$222	$84,008	$(80,556)	$3,674

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 30,	December 29,
	2000	2001	2002

Cash flows from operating activities:
Net income	$11,148	$14,965	$19,082
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,340	10,031	9,966
Amortization of deferred finance charges and discounts	4,684	3,932	2,291
Deferred tax provision (benefit)	(5,492)	806	4,050
Loss on disposal of equipment and leasehold interest	278	43	6
Extraordinary (gain) loss from early extinguishment of debt	(148)	(2,662)	4,557
Changes in assets and liabilities:
Merchandise inventories	(13,698)	5,301	(5,849)
Trade and other accounts receivable, net	(498)	(800)	(828)
Prepaid expenses and other assets	182	(959)	(566)
Accounts payable	6,538	(4,204)	1,330
Accrued expenses	7,523	5,068	(1,924)

Net cash provided by operating activities	19,857	31,521	32,115

Cash flows from investing activities — purchases of property and equipment	(11,602)	(10,510)	(10,207)

Cash flows from financing activities:
Net borrowings (repayments) under revolving credit facilities, and other	(2,252)	(10,210)	1,579
Issuance of common stock	—	—	86,314
Stock issuance costs	—	—	(2,342)
Repayment of Notes	(7,339)	(6,688)	(31,006)
Redemption of preferred stock	—	—	(67,921)
Repurchase of common stock	(2)	(1)	(6,956)

Net cash used in financing activities	(9,593)	(16,899)	(20,332)

Net increase (decrease) in cash	(1,338)	4,112	1,576
Cash at beginning of year	5,091	3,753	7,865

Cash at end of year	$3,753	$7,865	$9,441

Supplemental disclosures of non-cash financing activities:
Accreted dividends on preferred stock	$6,400	$7,284	$3,529

Supplemental disclosures of cash flow information:
Interest paid	$17,013	$14,690	$13,066
Income taxes paid	8,143	13,820	11,850

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2001 and December 29, 2002
(Dollars in thousands)

(1)	Basis of Presentation and Description of Business

      The accompanying consolidated financial statements as of December 30, 2001 and December 29, 2002 and for the years ended December 31, 2000, December 30, 2001 and December 29, 2002 represent the financial position and results of operations of Big 5 Sporting Goods Corporation and its wholly owned subsidiary, Big 5 Corp. (“Big 5 Corp.”). The Company operates in one business segment, as a sporting goods retailer under the Big 5 Sporting Goods name carrying a broad range of hardlines, softlines and footwear, operating 275 stores at December 29, 2002 in California, Washington, Arizona, Oregon, Texas, New Mexico, Nevada, Utah, Idaho and Colorado.

(2)	Initial Public Offering

      In the second quarter of 2002, the Company completed an initial public offering of 8.1 million shares of common stock, of which 1.6 million shares were sold by selling stockholders. In the third quarter of 2002, the Company’s underwriters exercised their right to purchase an additional 1.2 million shares through their over-allotment option, of which 0.5 million shares were sold by selling stockholders. With net proceeds of $76.1 million from the offering and total net proceeds of $84.0 million after exercise of the underwriters’ over-allotment option, and together with borrowings under its credit facility, the Company redeemed all of its outstanding senior discount notes for $27.5 million and preferred stock for $67.9 million, paid bonuses to executive officers and directors of $1.9 million which were funded by a reduction in the redemption price of the Company’s preferred stock and repurchased 0.5 million shares of the Company’s common stock from non-executive employees for $6.9 million. All uses of proceeds, other than the payment of a portion of the bonuses related to the initial public offering and certain initial public offering costs, occurred in the third quarter of fiscal 2002.

(3)	Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include Big 5 Sporting Goods Corporation and Big 5 Corp. All significant intercompany balances and transactions have been eliminated in consolidation.

Reporting Period

      The Company reports on the 52-53 week fiscal year ending on the Sunday nearest December 31. Information presented for the years ended December 31, 2000, December 30, 2001 and December 30, 2001 represents 52-week fiscal years.

Revenue Recognition

      The Company’s revenue is received from retail sales of merchandise through the Company’s stores. Revenue is recognized when merchandise is received by the customer and is shown net of estimated returns.

Trade and Other Receivables

      Trade accounts receivable consist primarily of third party credit card receivables. Other receivables consist principally of net amounts due from vendors for certain co-op advertising. Accounts receivable have not historically resulted in any material credit losses. An allowance for doubtful accounts is provided when accounts are determined to be uncollectible.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Merchandise Inventories

      The Company values merchandise inventories using the lower of weighted average cost (which approximates the first-in, first-out cost) or market method. Average cost includes the direct purchase price of merchandise inventory and overhead costs associated with the Company’s distribution center.

Property and Equipment

      Property and equipment are stated at cost and depreciated over the estimated useful lives or lease terms, using the straight-line method.

      The estimated useful lives are 40 years for buildings, 7 to 10 years for fixtures and equipment and the shorter of the lease term or 10 years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

Leasehold Interest

      Upon acquisition of the Company in 1992, an asset was recognized for the net fair value of favorable operating lease agreements. The leasehold interest asset is being amortized on a straight-line basis over 13.5 years. The unamortized balance attributable to leases terminated subsequent to the acquisition has been reflected as a component of the gain or loss upon disposition of the underlying properties.

Goodwill

      Goodwill, which represents the excess of purchase price over fair value of net assets acquired, was historically amortized on a straight-line basis over periods ranging from 15 to 30 years. In the current year the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Upon adoption of SFAS No. 142, the Company was required to evaluate its existing goodwill for impairment. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of December 31, 2001. The Company has determined that it has one reporting unit under SFAS No. 142. The Company was then required to determine the fair value of the reporting unit and compare it to the carrying amount of the reporting unit within six months of December 31, 2001 to determine if further impairment analysis was required. The results of this analysis did not require the Company to recognize an impairment loss upon adoption or upon the annual impairment test. Prior to adoption of SFAS No. 142, the amount of goodwill and other intangible asset impairment, if any, was measured based upon projected discounted future operating cashflows using a discount rate reflecting the Company’s average cost of funds.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

      The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Assets

      Other assets consist principally of deferred financing costs and are amortized straight-line over the terms of the respective debt, which approximates the effective interest method.

Self-Insurance Reserves

      The Company maintains self-insurance programs for workers’ compensation and general liability risks. The Company is self-insured up to specified per-occurrence limits and maintains insurance coverage for losses in excess of specified amounts. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined historical experience and trends of paid and incurred claims. Self-insurance reserves amount to $4,987 and $5,863 at December 30, 2001 and December 29, 2002, respectively, and are included in accrued liabilities.

Preopening Expenses

      New store preopening expenses are charged against operations as incurred.

Advertising Expenses

      The Company expenses advertising costs the first time the advertising takes place. Advertising expenses amounted to $33,498 for the year ended December 31, 2000, $35,981 for the year ended December 30, 2001, and $37,084 for the year ended December 29, 2002. Advertising expense is included in selling and administrative expenses in the accompanying statements of operations. There are no amounts related to advertising reported as assets in the balance sheets presented. The Company received cooperative advertising allowances from manufacturers in order to subsidize qualifying advertising and similar promotional expenditures made relating to vendors products. These advertising allowances are recognized as a reduction to selling and administrative expense when the Company incurs the advertising eligible for the credit. The Company recognized cooperative advertising allowances of $5,007, $5,437, and $5,953 for the years ended December 31, 2000, December 30, 2001 and December 29, 2002, respectively.

Rent Expense

      The Company leases the majority of store locations under operating leases that provide for annual payments that increase over the life of the leases. The aggregate of the minimum annual payments are expensed on a straight-line basis over the term of the related lease. The amount by which straight-line rent expense exceeds actual lease payment requirements in the early years of the leases is accrued as deferred rent liability and reduced in later years when the actual cash payment requirements exceed the straight-line expense.

Income Taxes

      The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established if deemed necessary.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Stock Compensation

      The Company measures compensation costs under Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the pro forma disclosure requirements of SFAS No. 123, except for options and warrants granted to non-employees, which are recorded in the financial statements under the fair value method.

      Had the Company determined compensation cost based upon the fair value at the grant date for its stock options and restricted stock using the Black Scholes option pricing model, pro forma net income and pro forma net income per share, including the following weighted average assumptions used in these calculations, would have been as follows:

	December 31,	December 30,	December 29,
	2000	2001	2002

Net income, as reported	$11,148	$14,965	$19,082
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	323	323	310

Pro forma net income	$10,825	$14,642	$18,772

Earnings per share:
Basic — as reported	$0.35	$0.54	$0.60
Basic — pro forma	$0.33	$0.52	$0.59
Diluted — as reported	$0.30	$0.48	$0.57
Diluted — pro forma	$0.27	$0.46	$0.55
Risk free interest rate	3.6%	3.6%	3.6%
Expected lives	4 years	4 years	4 years
Expected volatility	60%	60%	60%
Expected dividends	—	—	—

Earnings Per Share

      Basic earnings per share is calculated by dividing net income available to common stockholder by the weighted average common shares outstanding during the period excluding unvested restricted shares issued under the 1997 Management Equity Plan (1997 Plan) (note 15). Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of an outstanding warrant, outstanding stock options and the dilutive effect of unvested restricted shares issued under the 1997 Plan. (see note 16) The warrant was exercised in the first quarter of 2003.

Debt Redemption

      In January 2003, the Company adopted the provisions of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 provides

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that the gain or loss recognized upon early debt extinguishment may no longer be classified as extraordinary, but rather must be recognized as a component of net income before extraordinary items, unless the debt extinguishment meets certain criteria set forth in APB Opinion No. 30, Reporting the Results of Operations: Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB No. 30). These criteria, which include that the debt extinguishment be unusual in nature and occur infrequently, are expected to be satisfied infrequently. SFAS No. 145 requires enterprises to reclassify prior period items that do not meet the extraordinary item classification criteria in APB No. 30 upon adoption. Upon adoption of SFAS No. 145, the Company has retroactively reclassified extraordinary gains and losses related to the redemption of debt for all prior periods presented.

(4)	Long-Term Debt

      Long-term debt consists of the following:

	December 30,	December 29,
	2001	2002

Revolving credit facility	$25,000	$22,280
10.875% Senior Notes, net of unamortized discount, $103.2 million face amount at December 29, 2002 due in 2007	103,806	102,851
13.45% Senior Discount Notes, net of unamortized discount, repaid in 2002	24,545	—

Total long-term debt	$153,351	$125,131

      In 1997, the Company issued $131,000 face amount, 10.875% Senior Notes due 2007 (Senior Notes), less discount of $591 based on an imputed interest rate of 10.95%. The Senior Notes require semiannual interest payments on each May 15 and November 15, commencing on May 15, 1998. The Company has no mandatory payments of principal on the Senior Notes prior to their maturity in 2007. The Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time on or after November 15, 2002, at the redemption prices set forth below with respect to the indicated redemption date, together with any accrued and unpaid interest to such redemption date. The Senior Notes are unsecured obligations that rank senior in right of payment to all existing and future indebtedness that is subordinated to the Senior Notes and rank pari passu in right of payment with all current and future unsubordinated indebtedness, subject to restrictions due to the securitization of certain assets. During the year ended December 31, 2000 the Company repurchased $7,750 face value of Senior Notes for a repurchase price of $7,339 and an additional $1,000 face value of Senior Notes during the year ended December 29, 2002 for a repurchase price of $995. Subsequent to fiscal 2002, in the first quarter of 2003 the Company redeemed an additional $20,000 face value of Senior Notes for a redemption price of $21,095.

      If redeemed during the 12-month period beginning November 15 the redemption prices of the Senior Notes before accrued and unpaid interest are as follows:

Year	Percentage

2002	105.475%
2003	103.650
2004	101.825
2005 and thereafter	100.000

      In 1997, the Company issued $48,200 face amount 13.45% Senior Discount Notes due 2008 (Senior Discount Notes), less a discount of $24,000 based on an imputed interest rate of 13.85%. The Senior Discount Notes were issued with a warrant (see note 15) for aggregate consideration of $24,500. The Senior Discount

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes are unsecured and cash interest did not accrue on the Senior Discount Notes prior to November 30, 2002. The Company had no mandatory payments of principal on the Senior Discount Notes prior to their maturity in 2008. The Senior Discount Notes could be redeemed in their entirety only, at the option of the Company, upon the Company’s receipt of proceeds from an initial public offering of its common stock at any time prior to November 30, 2002 at a redemption price equal to 113.45% of their accreted value plus accrued but unpaid interest. The Company repurchased in the open market, $12,500 face value of Senior Discount Notes during the year-ended December 30, 2001 for a repurchase price of $6,688. On February 1, 2002 the Company purchased an additional $2,825 face value of the Senior Discount Notes for a repurchase price of $2,536. The Company repurchased the remaining $25,400 face value Senior Discounts Notes upon completion of the initial public offering in July 2002 for $27,475.

      The Company has a five-year, non-amortizing $125,000 revolving credit facility, which was amended and restated to a three-year non-amortizing $140,000 revolving credit facility subsequent to year-end (the CIT Credit Facility). The CIT Credit Facility may be terminated by the lenders by giving at least 90 days prior written notice before any anniversary date, commencing with its anniversary date on March 20, 2006. The Company may terminate the CIT Credit Facility by giving at least 30 days prior written notice, provided that if the Company terminates prior to March 20, 2006, it must pay an early termination fee. Unless it is terminated, the CIT Credit Facility will continue on an annual basis from anniversary date to anniversary date beginning on March 21, 2006. The CIT Credit Facility bears interest at various rates based on the Company’s performance, with a floor of LIBOR plus 1.50% or the Chase Manhattan prime lending rate and a ceiling of LIBOR plus 2.50% or the Chase Manhattan prime lending rate plus 0.75% and is secured by trade accounts receivable, merchandise inventory and general intangible assets (including trademarks and trade names) of the Company. At December 29, 2002, loans under the CIT Credit Facility bear interest at a rate of LIBOR (1.30% at December 29, 2002) plus 1.50% or the Chase Manhattan prime lending rate (4.25% at December 29, 2002). An annual fee of 0.325%, payable monthly, is assessed on the unused portion of the CIT Credit Facility. On December 29, 2002, the Company had $22,280 in LIBOR and prime lending rate borrowings and letters of credit of $4,278 outstanding. The Company’s maximum eligible borrowing available under the CIT Credit Facility is limited to 70% of the aggregate value of eligible inventory during November through February and 65% of the aggregate value of eligible inventory during the remaining months of the year. Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the CIT Credit Facility amounted to $91,610 at December 29, 2002.

      The various debt agreements contain covenants restricting the ability of the Company to, among other things, incur additional debt, create or allow liens, pay dividends, merge or consolidate with or invest in other companies, sell, lease or transfer all or substantially all of its properties or assets, or make certain payments with respect to its outstanding capital stock, issue preferred stock and engage in certain transactions with affiliates. In addition, the Company must comply with certain financial covenants. The Company was in compliance with all such covenants at December 29, 2002.

(5)	Fair Values of Financial Instruments

      The fair value of cash, trade and other receivables, trade accounts payable and accrued expenses approximate the fair values of these instruments due to their short-term nature. The fair value of the Senior Notes at December 29, 2002 approximated $108,483 based upon recent market prices. The carrying amount of the CIT Credit Facility reflects the fair value based on current rates available to the Company for debt with the same remaining maturities.

(6) Leases

      The Company currently leases certain stores, distribution facilities, vehicles and equipment under noncancelable operating leases that expire through the year 2019. These leases generally contain renewal

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as maintenance and insurance.

      Certain leases contain escalation clauses and provide for contingent rentals based on percentages of sales. The Company recognizes rental expense on a straight-line basis over the terms of the underlying leases, without regard to when rentals are paid. The accrual of the current non-cash portion of this rental expense has been included in depreciation and amortization in the accompanying statements of operations and cash flows and deferred rent in the accompanying balance sheets.

      Rental expense for operating leases consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 30,	December 29,
	2000	2001	2002

Cash rental payments	$29,667	$31,602	$33,693
Noncash rentals	375	258	195
Contingent rentals	1,592	1,710	1,730

Rental expense	$31,634	$33,570	$35,618

      Future minimum lease payments (cash rentals) under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 29, 2002 are:

Year Ending:

2003	$36,855
2004	36,566
2005	33,278
2006	28,697
2007	26,013
Thereafter	105,848

(7) Accrued Expenses

      Accrued expenses consist of the following:

	December 30,	December 29,
	2001	2002

Payroll and related expenses	$19,537	$13,757
Advertising	5,179	5,047
Sales tax	7,285	7,810
Income tax	3,673	1,086
Litigation Settlement	2,515	—
Other	20,351	22,008

	$52,643	49,708

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8) Income Taxes

      Total income tax expense (benefit) consists of the following:

	Current	Deferred	Total

2002:
Federal	$7,514	4,188	11,702
State	1,749	(138)	1,611

	$9,263	4,050	13,313

2001:
Federal	$7,698	711	8,409
State	1,776	95	1,871

	$9,474	806	10,280

2000:
Federal	$10,556	(4,882)	5,674
State	2,321	(610)	1,711

	$12,877	(5,492)	7,385

      The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 35% to earnings before income taxes as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 30,	December 29,
	2000	2001	2002

Tax expense at statutory rate	$6,487	8,836	11,338
State taxes, net of federal benefit	883	1,223	1,475
Other	15	221	500

	$7,385	10,280	13,313

      Deferred tax assets and liabilities consist of the following tax-effected temporary differences:

	December 30,	December 29,
	2001	2002

	As restated
	(note 19)
Deferred assets:
Self-insurance reserves	$1,987	$2,341
Employee benefits	1,946	2,384
State taxes	627	611
Noncash rentals	4,459	4,638
Deferred interest	5,282	—
Tax credits	—	791
Other	599	410

Deferred tax assets	$14,900	$11,175
Deferred liabilities — basis difference in fixed assets	$1,192	$1,517

Net deferred tax assets	$13,708	$9,658

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

(9) Employee Benefit Plans

      The Company has a 401(k) plan to cover all eligible employees. All employees’ contributions may be supplemented by Company contributions. The Company contributed $1,650 for the year ended December 31, 2000, $1,830 for the year ended December 30, 2001 and $2,000 for the year ended December 29, 2002 in employer matching and profit sharing contributions.

      The Company has no other significant post-retirement or post-employment benefits.

(10) Related Party Transactions

      Prior to September 1992, Big 5 Corp. was a wholly owned subsidiary of Thrifty Corporation (Thrifty), which was in turn a wholly owned subsidiary of Pacific Enterprises (PE). In December 1996, Thrifty was acquired by Rite Aid Corp. (Rite Aid).

      As a result of the Company’s prior relationship with Thrifty and its affiliates, the Company continues to maintain certain relationships with Rite Aid and PE. These relationships include continuing indemnification obligations of PE to the Company for certain environmental matters; agreements between the Company and PE with respect to various tax matters and obligations under ERISA, including the allocation of various tax obligations relating to the inclusion of the Company and each member of the affiliated group of which the Company was a subsidiary in certain consolidated and/or unitary tax returns of PE, and subleases described as follows. An affiliate of a stockholder of the Company holds convertible preferred stock in Rite Aid, which, if converted, would represent approximately 11% of Rite Aid’s outstanding stock.

      The Company leases certain property and equipment from Rite Aid, which leases this property and equipment from an outside party. Charges related to these leases totaled $203 for the year ended December 31, 2000, $212 for the year ended December 30, 2001 and $236 for the year ended December 29, 2002.

      The Company had a Management Services Agreement with an investment advisor group that is an affiliate of the Company which was due to expire in May 2005, under which $333, plus expenses, was paid annually for financial advisory and investment banking services. The agreement was terminated in conjunction with the initial public offering for a fee of $875. During each of the years ended December 31, 2000, December 30, 2001, and December 29, 2002 the Company paid $340, $340, and $1,044 to this advisor group, respectively.

      On July 2, 2002, the Company used a portion of the net proceeds from its initial public offering to redeem all of the Company’s outstanding shares of Series A 13.45% Senior Exchangeable Preferred Stock, par value $0.01 per share, (Preferred Stock). Green Equity Investors, L.P. and its affiliates owned 309,071 of the 350,000 outstanding shares of preferred stock and received approximately $60,600 upon redemption of such shares.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Green Equity Investors, L.P. and Grand Avenue Associates, L.P., both affiliates of Leonard Green & Partners, L.P., purchased an aggregate of 350,000 shares of the Company’s common stock at the initial public offering price of $13.00 per share.

(11) Contingencies

      On August 9, 2001, the Company received a copy of a complaint filed in the California Superior Court in Los Angeles alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of our California store managers and our California first assistant store managers. The plaintiffs alleged that the Company improperly classified its store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. On February 8, 2002 the Company filed a joint settlement which was approved by the court on August 1, 2002. The settlement constitutes a full and complete settlement and release of all claims related to the lawsuit. Under the terms of the settlement, the Company agreed to pay $32.46 per week of active employment as store manager from August 8, 1997 through December 31, 2001, the covered period, and $25.50 per week of active employment as first assistant store manager during the covered period to each class member who submits a valid and timely claim form. The Company also agreed to pay attorneys’ fees, plus costs and expenses, in the amount of $690, as well as up to $40 for the cost of the settlement administrator. In addition, the Company agreed to pay the class representatives an additional aggregate amount of $28.5 for their service as named plaintiffs. The Company recorded a charge of approximately $2,500 in the fourth quarter of fiscal 2001 to provide for expected payments to the class members as well as legal and other fees associated with the settlement. All payments under the settlement agreement have been made at December 29, 2002.

      The Company is also involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(12) Business Concentrations

      The Company operates traditional sporting goods retail stores located principally in the Western states of the United States. The Company is subject to regional risks such as the local economies, weather conditions and natural disasters and government regulations. If the region were to suffer an economic downturn or if other adverse regional events were to occur, there could be a significant adverse effect on management’s estimates and an adverse impact on the Company’s performance. The retail industry is impacted by the general economy. Changes in the marketplace may significantly affect management’s estimates and the Company’s performance.

(13) Quarterly Financial Data (unaudited)

	Year Ended December 30, 2001

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

	(In thousands, except per share data)
Net sales	$143,179	$151,456	$158,085	$169,761	$622,481
Gross profit	$47,837	$53,609	$52,956	$60,400	$214,802
Net income	$2,643	$3,257	$2,945	$6,120	$14,965
Net income per share (diluted)	$0.06	$0.09	$0.07	$0.26	$0.48
Diluted shares	16,091	16,091	16,091	16,090	16,090

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 29, 2002

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

	(In thousands, except per share data)
Net sales	$157,133	$162,703	$170,913	$176,720	$667,469
Gross profit	$55,007	$59,633	$59,107	$63,864	$237,611
Net income	$3,530	$4,129	$2,596	$8,827	$19,082
Net income (loss) per share (diluted)	$0.10	$0.13	$(0.06)	$0.39	$0.57
Diluted shares	16,087	16,512	22,156	22,664	19,476

(14) Redeemable Preferred Stock

      In November 1997, the Company authorized and issued 350,000 shares of Preferred Stock with a liquidation preference of $100.00 per share as of the date of issue. The Preferred Stock had a liquidation preference over the common stock equal to the initial liquidation value of the Preferred Stock plus accrued and unpaid dividends thereon. On July 2, 2002, the Company used a portion of the net proceeds from its initial public offering to redeem all of the Company’s outstanding shares of Preferred Stock.

      The Preferred Stock earned cumulative dividends at the rate of 13.45% per annum. Dividends could, at the option of the Company, be paid in cash or by adding to the liquidation preference of Preferred Stock an amount equal to the dividends then accrued and payable. The Preferred Stock was subject to mandatory redemption on November 13, 2009 at 100% of the liquidation preference plus accrued and unpaid dividends. Prior to November 13, 2002, the Company could redeem the Preferred Stock following an initial public offering of common stock at 110% of the liquidation preference, less an amount (calculated as a percentage) sufficient to reduce the aggregate redemption price by an amount sufficient to permit the Company to pay bonuses to the Company’s directors and executive officers who sold shares of the Company’s common stock in the initial public offering in an amount equal to the underwriting commission and discounts that they will pay, as well as to repurchase shares from the Company’s other non-executive employees relating to such offering at the offering price to the public rather than the net price to the Company after deducting underwriting commissions and discounts, plus accrued and unpaid dividends. In conjunction with the Company’s initial public offering, the Preferred Stock was redeemed in its entirety, including accrued and unpaid dividends. Accrued and unpaid dividends were $1,012 at December 30, 2001. Preferred Stock consisted of the following:

	Fiscal Year Ended

	December 31,	December 30,
	2000	2001

Initial liquidation preference	$35,000	$35,000
Dividends added to initial liquidation preference	16,721	23,911

	$51,721	$58,911

(15) Stock Options, Restricted Stock and Warrant

1997 Management Equity Plan

      The 1997 Plan provides for the sale of shares or granting of incentive stock options or nonqualified options to officers, directors and selected key employees of the Company to purchase shares of the Company’s common stock. The 1997 Plan is administered by the board of directors of the Company and the granting of awards under the 1997 Plan is discretionary with respect to the individuals to whom and the times at which awards are made, the number of options awarded or shares sold, and the vesting and exercise period of such awards. The options and stock granted under the 1997 Plan must have an exercise or sale price that is no less

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

than 85% of the fair value of the Company’s common stock at the time the stock option or stock is granted or sold. The aggregate number of common shares that may be allocated to awards under the 1997 Plan is 4,536,000 shares. No more than 810,000 of these shares shall be subject to stock options outstanding at any time. Options granted or restricted stock sold under the 1997 Plan vest ratably over five years from the date the options are granted and have an exercise period not to exceed 120 months from the date the Stock option is granted. The 1997 Plan does not allow for the transfer of options or stock purchase rights. As of December 30, 2001 and December 29, 2002, no options had been granted under the 1997 Plan and 3,744,702 shares of restricted common stock had been sold under the 1997 Plan. The Company does not intend to make additional grants under the 1997 Plan. At December 29, 2002, all shares granted under the 1997 Plan were fully vested.

      In connection with the issuance of the Senior Discount Notes in 1997, the Company issued a warrant to purchase 486,000 shares of common stock. The warrant is exercisable at any time with an exercise price of $.00123 per share. The warrant expires on November 30, 2008. The fair value of the warrant at the time of issuance was $0.3 million, determined by cash purchases of common stock by third parties on the same date. At December 30, 2001 and December 29, 2002, the warrant had not been exercised. The warrant was exercised in the first quarter of fiscal 2003.

      In June 2002, the Company adopted the 2002 Stock Incentive Plan (2002 Plan). The 2002 Plan provides for the grant of incentive stock options and non-qualified stock option to the Company’s employees, directors, and specified consultants. Under the 2002 Plan, the Company may grant options to purchase up to 3,645,000 shares of common stock. Options granted under the 2002 Plan vest ratably over various terms with a maximum life of ten years. At December 29, 2002, options to purchase 61,000 shares of common stock had been granted under the 2002 Plan.

      Stock option activity for all plans during the periods presented is as follows:

Weighted
	No. of	Average
	Shares	Exercise Price

Balance at December 30, 2001	—	—
Granted	61,000	12.91
Exercised	—	—
Forfeited	—	—

Balance at December 29, 2002	61,000	12.91

      The following is a summary of stock options outstanding and exercisable at December 29, 2002:

	Outstanding			Exercisable

		Weighted	Weighted
		Average	Average		Weighted
	Number of	Years	Exercise	Number of	Average
Range of Exercise Prices	Options	Remaining	Price	Options	Exercise Price

10.50	2,000	9.5	10.50	—	—
13.00	59,000	9.5	13.00	—	—

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16) Earnings Per Share

      The following table sets forth the computation of basic and diluted net income per common share:

	Year Ended	Year Ended	Year Ended
	December 31,	December 30,	December 29,
	2000	2001	2002

Net income	11,148	14,965	19,082
Less: Preferred stock dividends	6,400	7,284	7,999

Net income available to common stockholders	4,748	7,681	11,083

Basic earnings per share, as restated (note 19)	$0.35	$0.54	$0.60

Diluted earnings per share	$0.30	$0.48	$0.57

Weighted average shares of common stock outstanding, as restated (note 19):
Basic	13,525	14,247	18,358
Dilutive effect of unvested restricted stock	2,083	1,357	632
Dilutive effect of outstanding warrant	486	486	486

Diluted	16,094	16,090	19,476

      Options to purchase 59,000 shares of common stock at $13 per share were outstanding at December 29, 2002 but were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of common stock and would be antidilutive. The outstanding warrant was exercised in the first quarter of fiscal 2003.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17) Goodwill

      In accordance with SFAS No. 142, goodwill amortization was discontinued as of December 31, 2001. There was no cumulative effect of a change in accounting principle upon adoption, as there was deemed to be no impairment in the carrying value of goodwill or other identifiable intangibles. The following adjusts reported net income and earnings per share to exclude goodwill amortization:

	Year Ended

	December 31,	December 30,	December 29,
	2000	2001	2002

	(In thousands, except earnings per share data)
Reported net income	$11,148	$14,965	$19,082
Goodwill amortization, net of tax	149	146	—

Adjusted net income	11,297	15,111	19,082
Less: Preferred stock dividends	6,400	7,284	7,999

Adjusted net income available to common stockholders	$4,897	$7,827	$11,083

Reported basic earnings per share	$0.35	$0.54	$0.60
Goodwill amortization, net of tax	0.01	0.01	—

Adjusted basic earnings per share	$0.36	$0.55	$0.60

Reported diluted earnings per share	$0.30	$0.48	$0.57
Goodwill amortization, net of tax	—	0.01	—

Adjusted diluted earnings per share	$0.30	$0.49	$0.57

(18) Stock Split

      On May 31, 2002, the Company’s Board of Directors approved a resolution to increase the authorized common shares from 5,000,000 to 50,000,000, and to enact an 8.1 for 1 stock split such that 1,925,900 issued and outstanding shares of common stock were split into 15,599,790 issued and outstanding shares of common stock upon the completion of the initial public offering. In connection with the stock split, the par value of the common stock remained $0.01. All disclosures of shares of common stock and earnings per share have been changed in the accompanying financial statements to retroactively reflect the stock split.

(19) Prior Period Adjustment and Restatement

      During fiscal 2002, the Company’s management determined that there was an error in the calculation of its deferred rent liability for store leases which impacted periods prior to 2000. To correct this error, the Company increased the accumulated deficit at January 2, 2000 by $1,949 and has increased the deferred rent liability by $3,304 as of December 30, 2001 and recognized a corresponding deferred tax asset of $1,355 as of that date. In addition, during fiscal 2002, the Company’s management determined that there was an understatement of basic earnings per share. This resulted from the previous inclusion in basic weighted average shares outstanding of unvested restricted common stock issued under the 1997 Plan.

      These changes had an immaterial impact on the previously stated net income for the 2000, 2001 and 2002 fiscal years and net cash flows from operating, investing or financing activities.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following accounts are adjusted as a result of the restatement:

	As Previously
	Reported	As Restated

Balance sheet at December 30, 2001:
Deferred income taxes	$12,353	$13,708
Total assets	$252,528	$253,883
Deferred rent	$7,791	$11,096
Total liabilities	$276,093	$279,397
Accumulated deficit	$(89,690)	$(91,639)
Total stockholders’ equity	$(82,476)	$(84,425)
Accumulated deficit at:
December 31, 2000	$(97,371)	$(99,320)
January 2, 2000	$102,119	$(104,068)
Statement of operations for the year ended December 30, 2001:
Basic earnings per share	$0.49	$0.54

Basic weighted average shares of common stock outstanding	15,604	14,247

Statement of operations for the year ended December 31, 2000:
Basic earnings per share	$0.30	$0.35

Basic weighted average shares of common stock outstanding	15,608	13,525

BIG 5 SPORTING GOODS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

			Deductions:
	Balance at	Additions:	Accounts	Balance
	Beginning	Charges to	Receivable	at End
	of Year	Operations	Write Offs	of Year

December 31, 2000
Allowance for doubtful receivables	$499	$365	$(257)	$607
December 30, 2001
Allowance for doubtful receivables	607	129	(65)	671
December 29, 2002
Allowance for doubtful receivables	671	120	(62)	729

BIG 5 SPORTING GOODS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)
(Dollars in thousands)

	September 28,	December 29,
	2003	2002

ASSETS
Current assets:
Cash	$5,950	$9,441
Trade and other receivables	3,924	9,057
Merchandise inventories	178,381	169,529
Prepaid expenses	2,321	2,385

Total current assets	190,576	190,412

Net property and equipment	43,554	45,104
Deferred income taxes, net	9,658	9,658
Leasehold interest	4,468	5,811
Other assets, at cost	2,337	2,557
Goodwill	4,433	4,433

Total assets	$255,026	$257,975

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$52,331	$67,937
Accrued expenses	54,726	49,708

Total current liabilities	107,057	117,645

Deferred rent	11,590	11,525
Long-term debt	116,296	125,131

Total liabilities	234,943	254,301

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value. Authorized 50,000,000 shares; issued and outstanding 22,663,927 shares and 22,178,018 shares at September 28, 2003 and December 29, 2002, respectively	227	222
Additional paid-in capital	84,003	84,008
Accumulated deficit	(64,147)	(80,556)

Total stockholders’ equity	20,083	3,674

Total liabilities and stockholders’ equity	$255,026	$257,975

See accompanying notes to condensed consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)

	13 Weeks Ended		39 Weeks Ended

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

Net sales	$183,275	$170,913	$517,917	$490,749
Cost of goods sold, buying and occupancy	118,065	111,806	332,260	317,002

Gross profit	65,210	59,107	185,657	173,747

Operating expenses:
Selling and administrative	48,348	44,450	139,991	132,370
Depreciation and amortization	2,585	2,335	7,628	7,157

Total operating expenses	50,933	46,785	147,619	139,527

Operating income	14,277	12,322	38,038	34,220
Premium and unamortized financing fees related to redemption of debt	—	4,491	1,483	4,557
Interest expense, net	2,848	3,487	8,744	12,298

Income before income taxes	11,429	4,344	27,811	17,365
Income taxes	4,685	1,748	11,402	7,110

Net income	6,744	2,596	16,409	10,255
Redeemable preferred stock dividends	—	4,010	—	7,999

Net income (loss) available to common stockholders	$6,744	$(1,414)	$16,409	$2,256

Earnings (loss) per share:
Basic	$0.30	$(0.07)	$0.72	$0.13

Diluted	$0.30	$(0.07)	$0.72	$0.12

Shares used to calculate earnings per share:
Basic	22,664	21,430	22,646	17,202
Diluted	22,781	21,430	22,720	18,414

See accompanying notes to condensed consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)
(Dollars in thousands)

	39 Weeks Ended

	September 28,	September 29,
	2003	2002

Cash flows from operating activities:
Net income	$16,409	$10,255
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,628	7,157
Amortization of deferred finance charge and discounts	452	2,068
Premium and unamortized financing fees related to redemption of debt	1,483	4,564
Loss on disposal of equipment and leasehold interest	140	6
Change in assets and liabilities:
Merchandise inventories	(8,852)	(7,450)
Trade accounts receivable, net	5,133	3,288
Prepaid expenses and other assets	(537)	(155)
Accounts payable	(2,481)	(2,735)
Accrued expenses	(4,479)	(7,362)
Legal settlement	—	(2,465)

Net cash provided by operating activities	14,896	7,171

Cash flows from investing activities — purchase of property and equipment	(4,810)	(4,448)

Cash flows from financing activities:
Net borrowings under revolving credit facilities, and other	7,518	16,669
Repurchase of long-term debt	(21,095)	(30,473)
Repurchase of Series A preferred stock	—	(67,921)
Issuance of stock, net of repurchases	—	79,363
Equity issuance costs	—	(1,664)

Net cash used in financing activities	(13,577)	(4,026)

Net decrease in cash	(3,491)	(1,303)
Cash at beginning of period	9,441	7,865

Cash at end of period	$5,950	$6,562

Supplemental disclosures of non-cash financing activities:
Dividends on preferred stock	$—	$7,999

Accrual of initial public offering costs	$—	$523

Supplemental disclosures of cash flow information:
Interest paid	$6,382	$6,906

Income taxes paid	$10,099	$11,842

See accompanying notes to condensed consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation and Description of Business

      We operate in one business segment, as a sporting goods retailer under the Big 5 Sporting Goods name carrying a broad range of hardlines, softlines and footwear, operating 282 stores at September 28, 2003 in California, Washington, Arizona, Oregon, Texas, New Mexico, Nevada, Utah, Idaho and Colorado. We are a holding company that operates our business through Big 5 Corp., our wholly owned subsidiary.

      In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly and in accordance with accounting principles generally accepted in the United States of America (GAAP) the financial position as of September 28, 2003 and December 29, 2002 and the results of operations and cash flows for the 13 and 39 week periods ended September 28, 2003 and September 29, 2002. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission; however, we believe that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2002.

(2) Reclassifications

      Certain prior year balances in the accompanying condensed consolidated financial statements have been reclassified to conform to current year presentation.

(3) Initial Public Offering and Debt Redemption

      In June 2002, we completed an initial public offering (IPO) of 8.1 million shares of common stock, of which 1.6 million shares were sold by selling stockholders. In July 2002, our underwriters exercised their right to purchase an additional 1.2 million shares through their over-allotment option, of which 0.5 million shares were sold by selling stockholders. With net proceeds of $76.1 million from the offering and total net proceeds of $84.0 million after exercise of the underwriters’ over-allotment option, and together with borrowings under our credit facility, we redeemed all of our outstanding senior discount notes and preferred stock, paid bonuses to executive officers and directors which were funded by a reduction in the redemption price otherwise applicable to our preferred stock and repurchased 0.5 million shares of our common stock from non-executive employees. In the first quarter of fiscal 2003 we redeemed $20.0 million face value of our 10.875% senior notes due 2007 using borrowings under our credit facility.

      Our accompanying statements of operations report net income and earnings per diluted share in accordance with GAAP. In addition, we internally use pro forma reporting to evaluate our operating performance without regard to certain non-recurring financial effects of the IPO in 2002, including the exercise of the underwriters’ over-allotment option, or certain financial effects of the 2003 partial senior note redemption. We believe this presentation will provide investors with additional insight into our operating results. The pro forma figures assume that the IPO took place at the beginning of 2002 and exclude the effects of certain IPO-related expenses and debt redemption premiums. The following table contains a reconciliation of the pro forma adjustments to GAAP for the 13 weeks ended September 29, 2002 and 39 weeks ended

BIG 5 SPORTING GOODS CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 29, 2002 and September 28, 2003. There were no pro forma adjustments related to the IPO or debt redemption for the 13 weeks ended September 28, 2003.

		39 Weeks Ended
	13 Weeks Ended
	September 29, 2002	September 28, 2003	September 29, 2002

	(Unaudited)
	(Unaudited)
	(In thousands except earnings per share data)
Reported net income (loss) available to common stockholders	$(1,414)	$16,409	$2,256
Redeemable preferred stock dividends(a)	4,010	—	7,999

Reported net income	2,596	16,409	10,255
Bonus expense(b)	471	—	1,962
Management fees(c)	—	—	1,044
Interest expense(d)	2	—	1,775
Premium and unamortized financing fees related to redemption of debt(e)	4,491	1,483	4,557
Income taxes(f)	(2,029)	(608)	(3,822)

Pro forma net income available to common stockholders	$5,531	$17,284	$15,771

Pro forma earnings per share — diluted	$0.24	$0.76	$0.70

Pro forma weighted average shares outstanding — diluted	22,664	22,720	22,664

(a)	To eliminate dividends and redemption premium on preferred stock redeemed in connection with the IPO.

(b)	To eliminate from selling and administrative expenses, the payment of bonuses that was funded through a reduction of the redemption price that would otherwise have been applicable to redemption of the company’s outstanding preferred stock.

(c)	To eliminate from selling and administrative expenses, management services agreement fees and the management services agreement termination cost incurred in connection with the IPO.

(d)	To eliminate interest expense and amortization of debt issue costs associated with the senior discount notes redeemed in connection with the IPO and to reflect interest expense on incremental borrowings under the credit facility in connection with the IPO.

(e)	To eliminate the premium and unamortized financing fees associated with the 2003 partial redemption of senior notes (2003 adjustment only) and the redemption of the senior discount notes in connection with the IPO (2002 adjustment only).

(f)	To reflect tax expense (benefit) for items (b) through (e) noted above at the effective tax rate.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Earnings Per Share

      The following table sets forth the computation of basic and diluted net income per share of common stock:

	13 weeks ended		39 weeks ended

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

	(Unaudited)		(Unaudited)

	(In thousands except earnings per share data)
Net income	$6,744	$2,596	$16,409	$10,255
Less: Preferred stock dividends	—	4,010	—	7,999

Net income (loss) available to common stockholders	$6,744	$(1,414)	$16,409	$2,256

Basic earnings (loss) per share:
Net income (loss)	$0.30	$(0.07)	$0.72	$0.13

Diluted earnings (loss) per share:
Net income (loss)	$0.30	$(0.07)	$0.72	$0.12

Weighted average shares of common stock outstanding
Basic	22,664	21,430	22,646	17,202
Dilutive effect of options	117	—	55	—
Dilutive effect of unvested restricted stock	—	—	—	726
Dilutive effect of outstanding warrant	—	—	19	486

Diluted	22,781	21,430	22,720	18,414

      The outstanding warrant was exercised in the first quarter of fiscal 2003. Options to purchase an additional 59,000 shares of common stock that were outstanding at September 28, 2003 were not included in the computation of diluted earnings per share for the 39 weeks ended September 28, 2003 because the exercise price of these options was greater than the average market price of our common stock during this period and thus would be antidilutive. However, these same options were included in the computation of diluted earnings per share for the 13 weeks ended September 28, 2003 as the exercise price of these options was less than the average market price of our common stock during this period.

(5) Stock-Based Compensation

      In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for interim and annual periods beginning after December 15, 2002.

      As permitted under SFAS No. 123, we continue to apply the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB Opinion No. 25), and related

BIG 5 SPORTING GOODS CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. Therefore, compensation expense for stock options issued to employees is recorded on the date of grant only if the then-current market price of the underlying stock exceeded the exercise price. If we had determined compensation cost based upon the fair value at the grant date for our stock options under SFAS No. 123 using the Black Scholes option pricing model, pro forma net income and pro forma net income per share, including the following weighted average assumptions used in these calculations, would have been as follows:

	13 Weeks Ended		39 Weeks Ended

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

Net income (loss), as reported	$6,744	$(1,414)	$16,409	$2,256
Deduct: Total stock-based employee compensation expense determined under fair-value-based methods for all awards, net of related tax effects	107	62	275	159

Pro forma net income (loss)	$6,637	$(1,476)	$16,134	$2,097

Earnings (loss) per share:
Basic — as reported	0.30	(0.07)	0.72	0.13
Basic — pro forma	0.29	(0.07)	0.71	0.12
Diluted — as reported	0.30	(0.07)	0.72	0.12
Diluted — pro forma	0.29	(0.07)	0.71	0.11
Risk free interest rate	—	3.6%	3.3%	3.6%
Expected lives	—	9 years	9 years	9 years
Expected volatility	—	60%	65%	60%
Expected dividends	—	—	—	—

      The assumptions used in the Black Scholes calculations are reflective of the information at the date of grant. There was one grant date during the 39 weeks ended September 28, 2003 and two grant dates during the 39 weeks ended September 29, 2002.

(6) Vendor Payments

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” EITF Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates or allowances. EITF Issue No. 02-16 presumes that cash consideration received from a vendor represents a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction in cost of sales unless (i) it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (ii) it is a reimbursement of costs incurred to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that cost. EITF No. 02-16 became effective for us in the first quarter of 2003, and had no impact on our financial statements, as we have historically accounted for vendor payments in accordance with the provisions of this standard.

BIG 5 SPORTING GOODS CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7) Repurchase of Debt

      In January 2003, we adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides that the gain or loss recognized upon early debt extinguishment may no longer be classified as extraordinary, but rather must be recognized as a component of net income before extraordinary items, if any. We recognized $1.5 million and $4.6 million in premium and related unamortized financing fees in the 39 weeks ended September 28, 2003 and September 29, 2002, respectively. The $1.5 million charge in the first 39 weeks of 2003 resulted from a $1.1 million premium related to the redemption of $20.0 million face value of our 10.875% senior notes and the related carrying value of applicable deferred financing costs which totaled $0.4 million in the first quarter of 2003. The $4.6 million charge in the first 39 weeks of 2002 resulted from the repurchase of $2.5 million face value of our senior discount notes and $0.5 million face value of our 10.875% senior notes in the first quarter of 2002 and redemption in the third quarter of 2002 of all of our remaining senior discount notes for an aggregate redemption price of approximately $27.5 million. The $4.6 million charge consists of $4.0 million in redemption premium and $0.6 million in unamortized deferred financing costs associated with the related debt.

PROSPECTUS

6,171,074 Shares

Big 5 Sporting Goods Corporation

Common Stock

        This prospectus relates to the resale of up to 6,171,074 shares of our common stock by the selling stockholder named in this prospectus. We will not receive any of the proceeds from the sale of these shares.

      Our common stock is traded on the Nasdaq National Market under the symbol “BGFV.” The last reported sale price of our common stock on the Nasdaq National Market on October 15, 2003 was $16.38 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 16, 2003.

      You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT BIG 5

      We are the leading sporting goods retailer in the western United States, operating 282 stores in 10 states under the “Big 5 Sporting Goods” name at September 28, 2003. We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating.

      We believe that over the past 48 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including Nike, Reebok, adidas, New Balance, Wilson, Spalding and Columbia. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive net sales and build brand awareness.

      Robert W. Miller co-founded our company in 1955 with the establishment of five retail locations in California. We sold World War II surplus items until 1963, when we began focusing exclusively on sporting goods and changed our trade name to “Big 5 Sporting Goods.” In 1971, we were acquired by Thrifty Corporation, which was subsequently purchased by Pacific Enterprises. In 1992, management bought our company in conjunction with Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P. In 1997, Robert W. Miller, Steven G. Miller and Green Equity Investors, L.P. recapitalized our company so that the majority of our common stock would be owned by our management and employees.

      In June 2002, we completed an initial public offering (IPO) of 8.1 million shares of common stock, of which 1.6 million shares were sold by selling stockholders. In July 2002, our underwriters exercised their right to purchase an additional 1.2 million shares through their over-allotment option, of which 0.5 million shares were sold by the selling stockholders. With net proceeds of approximately $76.1 million from the IPO and total net proceeds of $84.0 million after exercise of the underwriters’ over-allotment option, and together with borrowings under our credit facility, we redeemed all of our outstanding senior discount notes and preferred stock, paid bonuses to executive officers and directors which were funded by a reduction in the redemption price of our preferred stock and repurchased 0.5 million shares of our common stock from non-executive employees.

      We are a holding company incorporated in Delaware on October 31, 1997. We conduct our business through Big 5 Corp., a wholly-owned subsidiary incorporated in Delaware on October 27, 1997.

      Our principal executive offices are located at 2525 East El Segundo Boulevard, El Segundo, California 90245 and our telephone number is (310) 536-0611. Our Internet site address is www.big5sportinggoods.com. The information on our web site does not constitute a part of this prospectus. Except as otherwise indicated, all references in this prospectus to “we,” “us,” “our,” “the Company” or “Big 5” refer to Big 5 Sporting Goods Corporation and our subsidiaries.

      Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding at September 28, 2003 and gives effect to the 8.1 for 1 stock split which occurred immediately prior to our IPO in June 2002.

RISK FACTORS

      The value of an investment in us will be subject to significant risks inherent in our business. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before purchasing our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be harmed substantially. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining more financing.

      We have a substantial amount of debt. As of June 29, 2003, the aggregate principal amount of our outstanding indebtedness was approximately $134.9 million. Our highly leveraged financial position means:

•	a substantial portion of our cash flow from operations will be required to service our indebtedness;

•	our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes might be impeded; and

•	we are more vulnerable to economic downturns and our ability to withstand competitive pressures is limited.

      If our business declines, our future cash flow might not be sufficient to meet our obligations and commitments.

      If we fail to make any required payment under our credit facility or indenture, our debt may be accelerated under these instruments. In addition, in the event of bankruptcy or insolvency or a material breach of any covenant contained in one of our debt instruments, our debt may be accelerated. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

      If we are unable to generate sufficient cash flow from operations to meet our obligations and commitments, we will be required to refinance or restructure our indebtedness or raise additional debt or equity capital. Additionally, we may be required to sell material assets or operations or delay or forego expansion opportunities. These alternative strategies might not be effected on satisfactory terms, if at all.

The terms of our debt instruments impose operating and financial restrictions on us, which may impair our ability to respond to changing business and economic conditions.

      The terms of our debt instruments impose operating and financial restrictions on us, including, among other things, restrictions on our ability to incur additional indebtedness, create or allow liens, pay dividends, engage in mergers, acquisitions or reorganizations or make specified capital expenditures. For example, our ability to engage in the foregoing transactions will depend upon, among other things, our level of indebtedness at the time of the proposed transaction and whether we are in default under our financing agreements. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy or otherwise benefit us without obtaining consent from our lenders. In addition, our credit facility is secured by a first priority security interest in our trade accounts receivable, merchandise inventories, service marks and trademarks and other general intangible assets, including trade names. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our debt instruments would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

If we are unable to successfully implement our controlled growth strategy or manage our growing business, our future operating results could suffer.

      One of our strategies includes opening profitable stores in new and existing markets. Our ability to successfully implement our growth strategy could be negatively affected by any of the following:

•	suitable sites may not be available for leasing;

•	we may not be able to negotiate acceptable lease terms;

•	we might not be able to hire and retain qualified store personnel; and

•	we might not have the financial resources necessary to fund our expansion plans.

      In addition, our expansion in new and existing markets may present competitive, distribution and merchandising challenges that differ from our current challenges. These potential new challenges include competition among our stores, added strain on our distribution center, additional information to be processed by our management information systems and diversion of management attention from ongoing operations. We face additional challenges in entering new markets, including consumers’ lack of awareness of us, difficulties in hiring personnel and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. To the extent that we are not able to meet these new challenges, our net sales could decrease and our operating costs could increase.

Because our stores are concentrated in the western United States, we are subject to regional risks.

      Our stores are located in the western United States. Because of this, we are subject to regional risks, such as the economy, weather conditions, power outages, the increasing cost of electricity and earthquakes and other natural disasters specific to the states in which we operate. For example, particularly in southern California where we have a high concentration of stores, seasonal factors such as unfavorable snow conditions, such as those that occurred in the winter of 2002-2003, inclement weather or other localized conditions such as flooding, fires (such as the recent major fires), earthquakes or electricity blackouts could harm our operations. If the region were to suffer an economic downturn or other adverse regional event, our net sales and profitability and our ability to implement our planned expansion program could suffer. Several of our competitors operate stores across the United States and thus are not as vulnerable to these regional risks.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

      Our future success depends to a significant degree on the skills, experience and efforts of Steven G. Miller, our Chairman, President and Chief Executive Officer, and other key personnel who are not obligated to stay with us. The loss of the services of any of these individuals could harm our business and operations. In addition, as our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel, as needed in the future, our net sales growth and operating results may suffer.

Our hardware and software systems are vulnerable to damage that could harm our business.

      Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales information. These systems and our operations are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

•	computer viruses.

      Any failure that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales.

If our suppliers do not provide sufficient quantities of products, our net sales and profitability could suffer.

      We purchase merchandise from over 750 vendors. Although we did not rely on any single vendor for more than 6.0% of our total purchases during the twelve months ended June 29, 2003, our dependence on principal suppliers involves risk. Our 20 largest vendors collectively accounted for 36.2% of our total purchases during the twelve months ended June 29, 2003. If there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain merchandise that we desire to sell and that consumers desire to purchase. In addition, a significant portion of the products that we purchase, including those purchased from domestic suppliers, are manufactured abroad. A vendor could discontinue selling products to us at any time for reasons that may or may not be in our control. Our net sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

Because all of our stores rely on a single distribution center, any disruption could reduce our net sales.

      We currently rely on a single distribution center in Fontana, California. Any natural disaster or other serious disruption to this distribution center due to fire, earthquake or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our net sales and profitability. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease. In August 2002, we entered into a two-year lease for an additional 136,000 square foot satellite distribution center to handle seasonal merchandise and returns. In addition, because of limited capacity at the current distribution center, we will need to build a replacement distribution center in the next 15 to 18 months. Any disruption to, or delay in, this process could harm our future operations.

Because an equity owner of the selling stockholder is a member of the board of directors of one of our competitors, there may be conflicts of interest.

      The selling stockholder, Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., holds approximately 27% of our outstanding common stock and also holds approximately 12.8% of the outstanding common stock of The Sports Authority, Inc., one of our competitors. John G. Danhakl, an equity owner of Leonard Green & Partners, L.P., currently serves on our board of directors. Jonathan D. Sokoloff, an equity owner of Leonard Green & Partners, L.P. and a former member of our board of directors, currently serves on The Sports Authority, Inc.’s board of directors. Mr. Danhakl may have conflicts of interest with respect to certain matters affecting us, including the pursuit of certain business opportunities presented to Leonard Green & Partners, L.P. All potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

      The Sarbanes-Oxley Act of 2002 (the “Act”) that became law in July 2002, as well as new rules and regulations subsequently implemented by the Securities and Exchange Commission (the “SEC”), have required and will require changes in some of our corporate governance practices. The Act also requires the SEC to promulgate additional new rules on a variety of subjects. In addition to final rules and rule proposals already made by the SEC, Nasdaq has proposed revisions to its requirements for companies that are quoted on The Nasdaq Stock Market, Inc.’s National Market. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time consuming and/or costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

RISKS RELATED TO OUR INDUSTRY

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our net sales.

      In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, taxation, electricity power rates, unemployment trends and other matters that influence consumer confidence and spending. Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

Seasonal fluctuations in the sales of sporting goods could cause our annual operating results to suffer significantly.

      We experience seasonal fluctuations in our net sales and operating results. In fiscal 2002, we generated 26.5% of our net sales and 35.2% of our operating income in the fourth fiscal quarter, which includes the holiday selling season as well as the peak winter sports selling season. As a result, we incur significant additional expenses in the fourth fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our net sales could decline, resulting in excess inventory, which could harm our financial performance. Because a substantial portion of our operating income is derived from our fourth fiscal quarter net sales, a shortfall in expected fourth fiscal quarter net sales could cause our annual operating results to suffer significantly.

Intense competition in the sporting goods industry could limit our growth and reduce our profitability.

      The retail market for sporting goods is highly fragmented and intensely competitive. We compete directly or indirectly with the following categories of companies:

•	other traditional sporting goods stores and chains;

•	mass merchandisers, discount stores and department stores, such as Wal-Mart, Kmart, Target, JC Penney and Sears;

•	specialty sporting goods shops and pro shops, such as The Athlete’s Foot and Foot Locker;

•	sporting goods superstores, such as The Sports Authority, Inc., and its other operating units, Oshman’s, Sportmart and Gart Sports Company; and

•	internet retailers.

      Some of our competitors have a larger number of stores and greater financial, distribution, marketing and other resources than we have. Two of our major competitors, The Sports Authority, Inc. and Gart Sports Company, completed a merger in August 2003 and now operate under the name The Sports Authority, Inc. In addition, if our competitors reduce their prices, it may be difficult for us to reach our net sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. If we are unable to compete successfully, our operating results will suffer.

We may incur costs from litigation or increased regulation relating to products that we sell, particularly firearms.

      We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. If a successful claim were brought against us in excess of our insurance coverage, it could harm our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business. In addition, our products are subject to the Federal Consumer Product Safety Act, which empowers the Consumer Product Safety Commission to protect consumers from hazardous sporting goods and other articles. The Consumer Product Safety Commission has the authority to exclude from the market certain consumer products that are found to be hazardous. Similar laws exist in some states and cities in the United States. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and negative publicity that could harm our operating results.

      In addition, we sell firearms and ammunition, products associated with an increased risk of injury and related lawsuits. Sales of firearms and ammunition have historically represented less than 5% of our annual net sales. We may incur losses due to lawsuits relating to our performance of background checks on firearms purchases as mandated by state and federal law or the improper use of firearms sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from firearms manufacturers and retailers relating to the misuse of firearms. In addition, in the future there may be increased federal, state or local regulation, including taxation, of the sale of firearms in both our current markets as well as future markets in which we may operate. Commencement of these lawsuits against us or the establishment of new regulations could reduce our net sales and decrease our profitability.

If we fail to anticipate changes in consumer preferences, we may experience lower net sales, higher inventory markdowns and lower margins.

      Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty. These preferences are also subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in sporting goods merchandise and consumers’ participation in sports. If we fail to identify and respond to these changes, our net sales may decline. In addition, because we often make commitments to purchase products from our vendors up to six months in advance of the proposed delivery, if we misjudge the market for our merchandise, we may over-stock unpopular products and be forced to take inventory markdowns that could have a negative impact on profitability.

Terrorism and the uncertainty of war may harm our operating results.

      Terrorist attacks or acts of war may cause damage or disruption to us and our employees, facilities, information systems, vendors, and customers, which could significantly impact our net sales, costs and expenses and financial condition. The threat of terrorist attacks in the United States since September 11, 2001 continues to create many economic and political uncertainties. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict. The military action taken by the United States and its allies in Iraq could have a short or long term negative economic impact upon the financial markets and our business in general.

RISKS RELATED TO INVESTING IN OUR COMMON STOCK

The price of our common stock may be volatile.

      The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price.

      We cannot predict the effect, if any, that the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. At September 28, 2003, there were 22,663,927 shares of our common stock outstanding. All of these shares are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act of 1933. Sales of a significant number of these shares of common stock in the public market could reduce the market price of our common stock or our ability to raise capital by offering equity securities.

      The selling stockholder, Green Equity Investors, L.P., owns an aggregate of 6,171,074 shares of our common stock, all of which are being offered for resale pursuant to this prospectus. Subsequent to this offering, Green Equity Investors, L.P. has the right to require us to register its shares of common stock that are not sold pursuant to this offering, provided that it holds at least 8% of our outstanding common stock and its registration request covers 8% or more of our outstanding common stock. In addition, holders of approximately 9.1 million shares of our common stock, which number includes the shares held by the Green Equity Investors, L.P., have piggyback registration rights with respect to certain offerings of our common stock. The exercise by Green Equity Investors, L.P. of its right to require us to register its shares for resale, or the offering for resale or resale of such shares, could cause the market price of our common stock to decline.

Our executive officers, directors and a substantial stockholder may be able to exert significant control over our future direction.

      Our executive officers and directors, their affiliates and affiliates of Leonard Green & Partners, L.P., including the selling stockholder, together control approximately 43.0% of our outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders’ approval, including the election of directors and approval of significant corporate transactions. In addition, we are a party to an amended and restated stockholders agreement with Green Equity Investors, L.P., Steven G. Miller and Robert W. Miller that entitles Green Equity Investors, L.P. to nominate one director to our board of directors for as long as it and its affiliates hold at least 5% of our outstanding shares. The agreement also provides that Steven G. Miller and Robert W. Miller will vote their shares in favor of Green Equity Investors, L.P.’s nominee and that Green Equity Investors, L.P. will vote its shares to elect Steven G. Miller and Robert W. Miller to our board of directors. If Green Equity Investors, L.P. sells all of the shares it is offering pursuant to this prospectus, the amended and restated stockholders agreement will terminate, and our executive officers and directors, their affiliates and affiliates of Leonard Green & Partners, L.P. together will control approximately 15.2% of our outstanding common stock, and thus will not have the ability to exert as much control over us as they do now.

      We are also a party to employment agreements with Steven G. Miller and Robert W. Miller that require us to use our best efforts to ensure that each of them continues to be a member of our board of directors. As a result, this concentration of ownership and representation on our board of directors may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might reduce the market price of our common stock.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

      Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

•	a board of directors that is classified such that only one-third of directors are elected each year;

•	authorization of the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	elimination of the ability of stockholders to call special meetings of stockholders;

•	prohibition of stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus, or in documents incorporated by reference into this prospectus, regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “predicts,” “potential,” “intends,” “continue,” “may,” “plans,” “projects,” “will,” “should,” “could,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot assure you that we will achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, without limitation, the risk factors set forth elsewhere in this report and other risks and uncertainties more fully described in our other filings with the Securities and Exchange Commission. We caution that the risk factors set forth in this report are not exclusive. We disclaim any obligation to revise or update any forward-looking statement that may be made from time to time by us or on our behalf.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder. All of such proceeds will belong to the selling stockholder.

SELLING STOCKHOLDER

      The following table sets forth information we know regarding the beneficial ownership of our common stock held by the selling stockholder, Green Equity Investors, L.P., at September 28, 2003, and as adjusted to reflect the sale of the common stock offered by this prospectus. The selling stockholder may sell up to 6,171,074 shares of our common stock pursuant to this prospectus.

      Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., holds a significant equity interest in us and also holds an equity interest in The Sports Authority, Inc., one of our competitors. John G. Danhakl, an equity owner of Leonard Green & Partners, L.P., currently serves on our board of directors. Jonathan D. Sokoloff, a partner of Leonard Green & Partners, L.P. and a former member of our board of directors, currently serves on The Sports Authority, Inc.’s board of directors. Mr. Danhakl may from time to time have conflicts of interest with respect to certain matters affecting us. All of these potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

      In September 1992, we issued an aggregate of 25,353,649 shares of our common stock to Green Equity Investors, L.P. pursuant to a stock subscription agreement between Green Equity Investors, L.P. and us. In connection with our recapitalization in 1997, we repurchased approximately 19,492,675 shares of our common stock from Green Equity Investors, L.P. In June 2002, immediately following our IPO, Green Equity Investors, L.P. purchased an additional 310,100 shares of our common stock pursuant to a subscription agreement with us. Accordingly, Green Equity Investors, L.P. currently has beneficial ownership of 6,171,074 shares of our common stock. Pursuant to the terms of the 1992 stock subscription agreement, as amended by the amended and restated stockholders agreement, Green Equity Investors, L.P. has the right, on two occasions (including this one), to require us to register its shares of common stock at any time, provided that it holds at least 8% of our outstanding common stock and the request must cover 8% or more of our outstanding common stock. This prospectus and the registration statement of which this prospectus is a part are being filed by us pursuant to the registration rights we granted to Green Equity Investors, L.P. under the 1992 stock subscription agreement and the amended and restated stockholders agreement, and we are bearing all related fees, costs and expenses, other than brokers’ commissions and similar fees. We have agreed to maintain the effectiveness of the registration statement for a period of 180 days unless the distribution of shares offered hereby is completed prior to the end of the 180-day period.

      We are a party to an amended and restated stockholders agreement with Green Equity Investors, L.P., Robert W. Miller and Steven G. Miller. Under the amended and restated stockholders agreement, Green Equity Investors, L.P. and its affiliates may designate one member, currently Mr. Danhakl, for nomination to our board of directors so long as it beneficially owns at least 5% of our outstanding shares of common stock. Robert W. Miller and Steven G. Miller have agreed to vote all of their common stock in favor of electing Green Equity Investors, L.P.’s nominee. If Robert W. Miller or Steven G. Miller is nominated for election to the board of directors, Green Equity Investors, L.P. has agreed to vote all of its shares in favor of electing each of them. The amended and restated stockholders agreement also modified Green Equity Investors, L.P.’s previously-granted registration rights, as described above. The amended and restated stockholders agreement terminates when Green Equity Investors, L.P. and its affiliates beneficially own less than 5% of our outstanding common stock. If Green Equity Investors, L.P. sells all of the shares it is offering pursuant to this prospectus, it and its affiliates will hold less than 5% of our outstanding common stock, and the amended and restated stockholders agreement will terminate.

      We entered into a management services agreement with Leonard Green & Associates, L.P., an affiliate of Leonard Green & Partners, L.P., on November 13, 1997. Pursuant to the management services agreement, we agreed to pay an annual fee of $333,333 to Leonard Green & Associates, L.P. for management, consulting and financial planning services. These services included regular consulting services regarding the status of the financial markets as they related to specialty retailers and advice on financing alternatives, note repurchases and potential refinancings. We also agreed to pay reasonable and customary fees to Leonard Green & Associates, L.P. for services rendered in connection with any major financial transactions. In addition to the fees we paid for these services, we also paid reasonable out-of-pocket expenses incurred in connection with rendering such services. Although the agreement did not provide either party the right to terminate prior to the stated expiration date of May 31, 2005, whether as the result of a change of control or otherwise, Leonard Green & Associates, L.P. and we agreed to terminate the management services agreement, effective upon the consummation of our initial public offering in June 2002. In connection with this termination, we paid Leonard Green & Associates, L.P. a termination fee of $875,000, which represents a discounted value of the payments that we would otherwise have been required to make through the stated expiration date of the management services agreement.

Shares Beneficially
	Number of Shares		Owned After the
	Beneficially Owned	Number of	Offering(1)
	Prior to the	Shares
Name of Beneficial Owner	Offering	Offered	Number	Percent(2)

Green Equity Investors, L.P.	6,210,974(3)	6,171,074	39,900	0.1%

(1)	Assumes the resale by the selling stockholder of all of the shares of common stock that are offered by this prospectus.

(2)	Based on 22,663,927 shares of common stock outstanding at September 28, 2003.

(3)	Includes 39,900 shares of common stock owned by Grand Avenue Associates, L.P., an affiliate of Leonard Green & Partners, L.P. The remaining 6,171,074 shares of common stock are owned of record by Green Equity Investors, L.P., the general partner of which is an affiliate of Leonard Green & Partners, L.P. Each of Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and James D. Halper, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. and/or Grand Avenue Associates, L.P. As such, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper may be deemed to have shared voting and investment power with respect to all shares held by Green Equity Investors, L.P. and Grand Avenue Associates, L.P. However, each of Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper disclaim beneficial ownership of the common stock of which Green Equity Investors, L.P. and Grand Avenue Associates, L.P. have beneficial ownership.

PLAN OF DISTRIBUTION

      The selling stockholder and any of its pledgees, assignees, donees and successors-in-interest may, from time to time, sell any or all of the shares of our common stock offered hereby for its own account on any stock exchange, market or trading facility on which the shares are traded, in private transactions or through the writing of options, whether the options are listed on an options exchange or otherwise. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices, determined at the time of sale, or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	cross trades;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	underwritten offerings;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. In connection with the sale of shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume and deliver the shares to close out such short sales. The selling stockholder may loan or pledge its shares to its brokers under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker-dealers in turn may, from time to time, offer and sell the pledged shares.

      The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

      Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions, discounts or concessions from the selling stockholder, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated.

      The selling stockholder does not expect these commissions, discounts and concessions to exceed what is customary in the types of transactions involved.

      The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

      The selling stockholder and any broker-dealer or agent that is involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We have agreed to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholder. We and the selling stockholder have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      Upon notification to us by the selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the following:

•	the name of the selling stockholder and of the participating broker-dealer(s) or underwriter(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable;

•	that such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

      In addition, we will file a supplement to this prospectus when the selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of our common stock.

      We have advised the selling stockholder that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales of our shares offered by this prospectus.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Certain partners and former partners of Irell & Manella LLP own an aggregate of 25,709 shares of our common stock.

EXPERTS

      The consolidated financial statements and schedule of Big 5 Sporting Goods Corporation and subsidiary as of December 30, 2001 and December 29, 2002, and for each of the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 29, 2002 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and the restatement of previously issued consolidated financial statements.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, registration statements and other documents with the Securities and Exchange Commission. The registration statement of which this prospectus is a part contains additional relevant information about us and our common stock, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

      You may read and copy the registration statement, the related exhibits and our other filings with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also may request copies of those documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

      The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The site’s address is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to ”incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supercede this information. The documents we incorporate by reference are:

(a) our Annual Report on Form 10-K for the fiscal year ended December 29, 2002;

(b) our Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003;

(c) our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003; and

(d) the description of our common stock contained in our Registration Statement No. 000-49850 on Form 8-A, including any exhibits thereto, filed on June 5, 2002 pursuant to Section 12(g) of the Exchange Act.

      All documents that we file with the SEC, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into, and to be a part of, this prospectus from the date such documents are filed with the SEC.

      Any statements contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

      We will provide to each person, including any beneficial owner of our common stock, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus. You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Big 5 Sporting Goods Corporation

2525 East El Segundo Boulevard
El Segundo, California 90245
Attn: Secretary
(310) 536-0611